African Development Bank

Financial Statements
period ended 30 September 2025

BALANCE SHEET AS AT 30 SEPTEMBER 2025 AND 31 DECECMBER 2024

(UA thousands)

ASSETS		2025	2024
CASH and DUE FROM BANKS (Note E)		962,945	859,306
DEMAND OBLIGATIONS		991	1,146
TREASURY INVESTMENTS (Note F)			
Treasury Investments at Fair value	7,442,355		4,899,390
Treasury Investments at Amortized cost	10,246,204		9,471,952
		17,688,559	14,371,342
DERIVATIVE ASSETS (Note G)		782,273	863,319
ACCOUNTS RECEIVABLE (Note H)			
Accrued Income and Charges receivable on loans	721,338		755,654
Other Accounts Receivable	1,086,895		892,607
		1,808,233	1,648,261
DEVELOPMENT FINANCING ACTIVITIES			
Loans, net (Note C & H)	25,155,743		23,691,207
Hedged Loans - Fair value adjustment (Note G)	(179,759)		(217,548)
Equity Participations (Note I)	1,123,066		1,090,631
		26,099,050	24,564,290
OTHER ASSETS			
Property and Equipment and Intangible Assets (Note J)	62,648		67,523
Employee Benefit Assets (Note R)	97,870		97,870
Miscellaneous	260		259
		160,778	165,652
TOTAL ASSETS		**47,502,829**	**42,473,316**
LIABILITIES AND EQUITY			
ACCOUNTS PAYABLE (NOTE L)			
Accrued Financial Charges	537,630		804,118
Other Accounts Payable	875,685		709,243
		1,413,315	1,513,361
EMPLOYEE BENEFIT LIABILITIES (Note Q)		281,045	266,195
DERIVATIVE LIABILITIES (Note G)		1,928,826	2,053,344
BORROWINGS (Note K)			
Borrowings at Fair value	30,628,145		26,196,006
Borrowings at Amortized cost	282,708		208,024
		30,910,853	26,404,030
TOTAL LIABILITIES		34,534,039	30,236,930
EQUITY (NOTE M)			
Capital			
Subscriptions paid	7,797,126		7,533,477
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(143,612)		(146,706)
Subscriptions Paid (net of CEAS)		7,653,514	7,386,771
Subordinated Notes			
Hybrid Capital		927,781	563,859
Reserves		4,387,495	4,285,756
TOTAL EQUITY		12,968,790	12,236,386
TOTAL LIABILITIES AND EQUITY		**47,502,829**	**42,473,316**

The accompanying notes to the financial statements form part of this statement

African Development Bank
INCOME STATEMENT
FOR THE PERIOD ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024

(UA thousands)	2025	2024
OPERATIONAL INCOME & EXPENSES		
Income from:		
Loans and related derivatives (Note N)	972,271	1,055,470
Treasury Investments and related derivatives (Note N)	404,708	406,452
Equity Participation Investments - Dividends (Note I)	10,142	10,874
Other Securities	17,044	7,538
Total Income from Loans and Treasury Investments	1,404,165	1,480,334
Borrowing Expenses (Note P)	(928,287)	(1,058,324)
Interest and amortized issuance costs	(586,707)	(471,801)
Net interest on borrowing-related derivatives	(341,580)	(586,523)
(Losses)/gains on Borrowings at FVTPL and related derivatives (Note P)	(62,906)	50,039
Net Impairment provisions (Note H)	(3,374)	(13,656)
Loan principal (Note C)	9,567	(3,246)
Loan charges (Note C)	613	642
Undisbursed loans (Note C)	(13,554)	(11,052)
Impairment writebacks/(provisions) on Financial Guarantees (Note C)	3,678	(635)
Impairment provisions on Treasury Investments (Note C)	(1,457)	(32)
Impairment writebacks on Equity Accounted Investments (Note I)	1,073	969
Currency translation losses	(8,360)	(15,512)
Other income (Note O)	11,499	11,651
Net Operational Income	**416,031**	**454,834**
OTHER OPERATING EXPENSES		
Administrative Expenses (Note Q)	(167,448)	(153,998)
Depreciation and Amortization (Note J)	(13,705)	(18,503)
Sundry expenses	(1,497)	(1,864)
Total Other Operating Expenses	(182,650)	(174,365)
Net Income before distributions approved by the Board of Governors	**233,381**	**280,469**
Distributions of income approved by the Board of Governors	(94,250)	(106,000)
NET INCOME FOR THE PERIOD	**139,131**	**174,469**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE PERIOD ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024

(UA thousands)	2025	2024
NET INCOME FOR THE PERIOD	**139,131**	**174,469**
OTHER COMPREHENSIVE INCOME		
Items that will be subsequently reclassified to the income statement		
Reclassification adjustments – fair value gains/(losses) on Cash flow hedge	849	(11,088)
Items that will not be subsequently reclassified to the income statement		
Net fair value gains/(losses) on Equity Investments at FVOCI	37,079	(27,029)
Unrealized fair value losses on Borrowings at FVTPL - 'own credit'	(41,823)	(9,630)
Total items that will not be reclassified to income statement	(4,744)	(36,659)
Total other comprehensive income for the period	(3,895)	(47,747)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	**135,236**	**126,722**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024

(UA thousands)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscription	Hybrid Capital	Retained Earnings	**Reserves** Remeasurement of Defined Benefit Plan	Net Gains/(losses) on Financial Assets at FVOCI	Unrealized Gains/ (Losses) on Borrowings at FVTPL - 'Own Credit'	Cashflow Hedge Reserve	Total Equity
Balance at 1 January 2024	**6,951,686**	**(151,635)**	**-**	**3,825,455**	**(33,053)**	**80,655**	**141,286**	**-**	**10,814,394**
Net income for the period	**-**	**-**	**-**	**174,469**	**-**	**-**	**-**	**-**	**174,469**
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Net fair value losses on cashflow hedge	-	-	-	-	-	-	-	(11,088)	(11,088)
Items that will not be subsequently reclassified to the income statement									
Net fair value losses on Equity Investments at FVOCI	-	-	-	-	-	(27,029)	-	-	(27,029)
Unrealized fair value losses on Borrowings at FVTPL - 'own credit'	-	-	-	-	-	-	(9,630)	-	(9,630)
Total other comprehensive income	**-**	**-**	**-**	**-**	**-**	**(27,029)**	**(9,630)**	**(11,088)**	**(47,747)**
Total comprehensive income for the period	**-**	**-**	**-**	**174,469**	**-**	**(27,029)**	**(9,630)**	**(11,088)**	**126,722**
Net increase in paid-up capital	313,587	-	-	-	-	-	-	-	313,587
Net conversion gains on new subscription	-	8,079	-	-	-	-	-	-	8,079
Hybrid Capital - issue proceeds	-	-	563,859	-	-	-	-	-	563,859
Hybrid Capital – issue transaction costs	-	-	-	(2,831)	-	-	-	-	(2,831)
Hybrid Capital - paid discretionary coupon	-	-	-	(16,271)	-	-	-	-	(16,271)
Balance at 30 September 2024	**7,265,273**	**(143,556)**	**563,859**	**3,980,822**	**(33,053)**	**53,626**	**131,656**	**(11,088)**	**11,807,539**

African Development Bank
(UA thousands)

	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscription	Hybrid Capital	Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains/(losses) on Financial Assets at FVOCI	Unrealized Gains/ (Losses) on Borrowings at FVTPL - 'Own Credit'	Cashflow Hedge Reserve	Total Equity
Balance at 1 January 2025	7,533,477	(146,706)	563,859	4,054,765	55,111	21,093	165,492	(10,705)	12,236,386
Net income for the period	-	-	-	139,131	-	-	-	-	139,131
Other comprehensive income:									
Items that will be subsequently reclassified to the income statement									
Reclassification adjustments on cashflow hedge	-	-	-	-	-	-	-	849	849
Items that will not be subsequently reclassified to the income statement									
Net fair value gains on Equity Investments at FVOCI	-	-	-	-	-	37,079	-	-	37,079
Unrealized fair value losses on Borrowings at FVTPL - 'own credit'	-	-	-	-	-	-	(41,823)	-	(41,823)
Total other comprehensive income	-	-	-	-	-	37,079	(41,823)	849	(3,895)
Total Comprehensive income for the period	-	-	-	139,131	-	37,079	(41,823)	849	135,236
Net increase in paid-up capital	263,649	-	-	-	-	-	-	-	263,649
Net conversion gains on new subscription	-	3,094	-	-	-	-	-	-	3,094
Hybrid Capital - issue proceeds	-	-	363,922	-	-	-	-	-	363,922
Hybrid Capital – issue transaction costs	-	-	-	(1,820)	-	-	-	-	(1,820)
Hybrid Capital - paid discretionary coupon	-	-	-	(31,677)	-	-	-	-	(31,677)
Balance at 30 September 2025	7,797,126	(143,612)	927,781	4,160,399	55,111	58,172	123,669	(9,856)	12,968,790

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED 30 SEPTEMBER 2025 AND 30 SEPTEMBER 2024

(UA thousands)	2025	2024
OPERATING ACTIVITIES:		
Net income for the period	139,131	174,469
Adjustments to reconcile net income to net cash provided by **Operating Activities**:		
Depreciation and Amortization	13,705	18,503
Losses on disposal of Property and Equipment	-	3
Unrealized gains on Treasury Investments and related derivatives	(27,822)	(24,177)
Amortization of discount or premium on Treasury Investments at amortized cost	(7,735)	(2,419)
Net impairment provisions on Loan Principal and Charges	3,373	13,656
Impairment provisions on Treasury Investments	1,456	32
Impairment (write-backs)/provisions on Financial Guarantees	(3,678)	635
Income on Equity Accounted Investments	(1,073)	(969)
Amortization of Borrowing issuance costs	339	2,577
Unrealized gains on Borrowings at FVTPL and related derivatives	62,906	(50,039)
Currency translation losses	8,360	15,512
Share of gains on Equity Accounted Investments	(142)	3
Net movements in Derivatives	(38,561)	(156,675)
Changes in Accrued Income on Loans	34,926	(48,090)
Changes in Accrued Financial Charges	(266,487)	(234,198)
Changes in Employee Benefit Assets & Liabilities	14,850	17,417
Changes in Other Accounts Receivable and Payable	(42,196)	(176,543)
Net cash used in Operating Activities	**(108,648)**	**(450,303)**
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:		
Disbursements on Loans	(2,682,873)	(2,296,482)
Repayments of Loans	1,573,622	1,463,417
Investments maturing after 3 months of acquisition:		
Treasury investments at FVTPL	(815,539)	(1,253,852)
Treasury investments at amortized cost	(1,894,631)	(408,740)
Acquisition of Property and Equipment	(8,831)	(19,209)
Disbursements on Equity Participations	(51,915)	(34,883)
Repayments on Equity Participations	12,543	21,936
Net cash used in Investing, Lending and Development activities	**(3,867,624)**	**(2,527,813)**
FINANCING ACTIVITIES:		
New borrowings	7,229,920	4,714,882
Repayments on borrowings	(3,107,926)	(2,312,917)
Proceeds from Capital Subscriptions	266,743	321,666
Proceeds from Hybrid Capital issuance	363,922	563,859
Transaction cost on Hybrid Capital issuance	(1,820)	(2,831)
Discretionary Coupon on Hybrid Capital	(31,677)	(16,269)
Net cash generated from Financing Activities	**4,719,162**	**3,268,390**
Net increase in cash and cash equivalents	**742,890**	**290,274**
Effect of exchange rate changes on cash and cash equivalents	9,083	(34,083)
Cash and cash equivalents at the beginning of the year	2,004,842	1,959,092
Cash and cash equivalents at end of the period	**2,756,815**	**2,215,283**
COMPOSED OF:		
Investments maturing within 3 months from acquisition:		
Investments at fair value through profit and loss	1,793,870	850,102
Cash	962,945	1,365,181
Cash and cash equivalents at the end of the period	**2,756,815**	**2,215,283**
SUPPLEMENTARY DISCLOSURE		
1. Cash flow from Interests and Dividends:		
Interest paid	(661,800)	(824,126)
Interest received	1,023,293	1,080,594
Dividend received	10,142	10,874
2. Movement resulting from exchange rate fluctuations:		
Loans	(350,522)	(51,835)
Borrowings	(116,015)	(89,817)
Currency swaps	388,565	208,274

The accompanying notes to the financial statements form part of this statement.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2025

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (AFDB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its Regional Member Countries. The Bank's Headquarters is located in Abidjan, Côte d'Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance.

The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the Regional Member Countries. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The AFDB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the AFDB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote cooperation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or duty.

NOTE B—SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

The Bank's individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The material accounting policy information applied in the preparation of the financial statements is similar to those applied at the end of the year and is summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate (EIR) for the time such an instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount. Interest income is recognized on loans and treasury investments.

Fee and commission income and fee commission expenses are recognized in the income statement when due in line with the contract, giving rise to the income or expenses.

Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income statement.

Realized and unrealized fair value gains or losses are recognized in the income statement on financial assets and financial liabilities (including derivatives) classified as measured at fair value through profit or loss (FVTPL).

Dividends are recognized on Equity Participation instruments, classified as measured at fair value through other comprehensive income (FVOCI), when the Bank's right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21, *The Effects of Changes in Foreign Exchange Rates,* the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies.

The UA is also the currency in which the financial statements are presented. The value of the UA is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 30 September 2025 and 31 December 2024 are reported in Note T. Non-monetary assets and liabilities are translated into UA at historical rates.

Currency translation changes (gains or losses) are recognized in the income statement in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. When currencies are translated into other currencies, the resulting gains or losses are recognized in the income statement.

The currency translation changes arising from capital subscription payments are reported in the equity component of the balance sheet as the Cumulative Exchange Adjustment on Subscriptions (CEAS) as they arise from transactions with member countries. The currency translation gains or losses represent the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt.

Member Countries' Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to deliver either cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds are included in equity, net of transaction costs.

The Bank's member countries' subscriptions meet the conditions for classification as equity with features of puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset when certain conditions are met.

Although the Agreement establishing the AfDB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who include both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustain able economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 30 September 2025, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a country, the Bank shall arrange for the repurchase of the former member's shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as 'the termination date'. The Bank may partially or fully offset amounts due for shares purchased against the members liabilities on loans and guarantees

due to the Bank.

The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined.

In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, under the Bank's callable capital provisions, to the extent that it would have been required to respond if the impairment of capital had occurred, and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member was to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits
Short-term Employee Benefits

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are recorded as expenses in the income statement as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Postemployment Benefits

The Bank operates a postemployment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan component of the hybrid pension scheme, the Bank and its employees pay fixed contributions to an externally administered fund with an investment grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan's investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expenses in the income statements when they are due. Contributions not yet transferred to the fund are recorded in accounts payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

The Bank also operates a Staff Retirement Plan (SRP) as part of the hybrid pension scheme, that is accounted for as a defined benefit plan. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the balance sheet in respect of defined benefit is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the Defined Benefit is performed annually by a qualified actuary using the Projected Unit Credit Method[1]. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of net defined benefit obligation, comprises of actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in other comprehensive in come (OCI) in the year they occur. Net interest expenses and other expenses related to the defined benefit are recognized in the income statement.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relate to past service or the gain or loss on curtailment is recognized immediately in income statement. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides postemployment healthcare benefits to eligible former staff, including retirees. Membership of MBP includes both staff and retirees of the Bank. The entitlement to the postretirement healthcare benefit is usually conditional on the employee contributing to the plan up to retirement age and the completion of a minimum service period.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The MBP is accounted for as a defined benefit plan. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The liability recognized in the balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of net defined benefit obligation, comprises of actuarial gains and losses as well as the differences between interest calculated at the discount rate and real returns on plan assets (excluding any net change in effect of asset ceiling). Remeasurements are recognized immediately in OCI in the year they occur. Net interest expenses and other expenses related to the MBP are recognized in income statement.

The details of the Bank's employee benefits and compensations are included in Note R—Employee Benefits.

---

[1]The Projected Unit Credit method ensures that pension liabilities are recognized in a manner that reflects the long-term nature of the obligation, with gradual accrual of pension benefits over time. It uses projected salary increases and actuarial assumptions to measure the obligation, and the resulting expenses and liabilities are reflected appropriately in both the balance sheet and the income statement, while actuarial gains and losses reported in OCI

Financial Instruments
Initial Recognition and Measurement

Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

Subsequent Measurement

1)   Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, subsequently classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at FVTPL; and financial assets at FVOCI, on the basis of both criteria:

·   the Bank's business model for managing the financial assets; and

·   the contractual cash flow characteristics of the financial assets.

In line with the Bank's business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank's investments in the equity of enterprises, whether in the private or public sector, are for the promotion of the economic development of its member countries and not for trading to realize fair value changes or short-term trading.

i)   *Financial Assets at Amortized Cost*

A financial asset is subsequently classified as at 'amortized cost' only if the asset meets two criteria:

- the objective of the Bank's business model is to hold the asset to collect the contractual cash flows, and
- the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding.

The nature of any derivatives embedded in debt investments is considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

Loans with conversion options that could substantially change the future cash flows from the loan do not usually represent solely payments of principal and interest and are measured at FVTPL. The fair value of such loans with conversion options is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans.

Debt investments classified as financial assets at amortized cost include nonderivative treasury investments with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)   *Financial Assets at Fair Value through Profit or Loss*

Financial assets that do not meet the amortized cost criteria as described above are subsequently measured

at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which the criteria for recognition at amortized cost is not met. Realized and unrealized gains or losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at FVTPL.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different measurement bases.

iii)   Financial Assets at Fair Value through Other Comprehensive Income—Equity

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with the gains and losses arising from fair value measurement recognized in other comprehensive income and transferred to appropriate reserve in equity. The cumulative gains or losses in equity are not reclassified to income statement on disposal of the equity investments but may be reclassified to retained earnings. Dividends earned from such investments are recognized in the income statement unless the dividends clearly represent a repayment of part of the cost of the investment, in which case, they are recognized against the carrying amount of the equity investment.

Recognition and Derecognition of Financial Assets

Regular way purchases and sales of financial assets are recognized and derecognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs.

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred or in which the Bank neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that qualify for derecognition that is created or retained by the Bank is recognized as a separate asset or liability on the Balance sheet.

On derecognition of a financial asset, the difference between the carrying amount of the asset (or the carrying amount allocated to the portion of the asset derecognized) and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income (OCI) is recognized in the income statement. Any cumulative gain/loss recognized in OCI and retained in the reserve in respect of equity instruments designated as at FVOCI is not recognized in the income statement on derecognition of such instruments.

During the course of its development activities, the Bank enters into transactions (for example, sale and repurchase agreements, credit protection or financial guarantee contracts etc.) whereby it transfers financial assets recognized on its Balance sheet but retains either all or substantially all of the risks and rewards of the transferred assets or a portion of them. In such cases, the transferred assets are not derecognized on the balance sheet.

Securities Purchased under Resale Agreements, Securities Lent under Securities Lending Agreements and Securities Sold under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities

purchased under resale agreements, monitors the fair value of the securities, and if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale.

Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank's balance sheet. In cases where the Bank enters into a 'reverse repo'—that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date—a receivable from reverse repurchase agreement and an obligation under repurchase are recognized in the statement of financial position. However, the underlying asset is not recognized in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term, highly liquid in vestments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2) Financial Liabilities

In the ordinary course of its business, the Bank borrows funds in major capital markets for lending and liquidity management purposes. The Bank issues different debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, ensuring: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowing, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in the income statement and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest rate (EIR) method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank's risk management policies and practices are contained in Note C to these financial statements. Certain of the Bank's borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest free.

The Bank classifies its financial liabilities including borrowings as subsequently measured as follows.

i) *Financial Liabilities at Fair Value through Profit or Loss*

The Bank classified a certain portion of its borrowings at FVTPL. This category has two subcategories: financial liabilities held for trading, and those designated at FVTPL at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating rate debt using derivative contracts. In these cases, the designation of the borrowing at FVTPL is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, fair value changes in the Bank's financial liabilities that are designated as at FVTPL are presented as follows.

·   the amount of change in the fair value that is attributable to changes in the Bank's 'own credit risk'

are presented in OCI; and

·   the remaining amount of change in the fair value is presented in the income statement.

Amounts presented in OCI are never reclassified to the income statement when the liability is settled or derecognized. However, the Bank transfers the cumulative gain or loss within equity i.e., to retained earnings.

ii)   *Other Liabilities*

All financial liabilities and borrowings that are not derivatives or designated at FVTPL are subsequently measured at amortized cost. These include borrowings at amortized cost, accrued finance charges on borrowings and other accounts payable and liabilities. All financial liabilities are derecognized when they are discharged or canceled or when they expire.

iii)   *Financial Guarantee Contracts*

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank writes or issues financial guarantee contracts—which are not managed on a fair value basis—to its clients including banks, financial institutions and other parties. IFRS 9 requires written or issued financial guarantee contracts to be initially recognized at fair value. The fair value of a financial guarantee contract issued in a standalone arm's length transaction to an unrelated third party is likely equal to the amount of premium received.

For financial guarantee contracts that are not managed on a fair value basis, they are subsequently measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

The Bank applies the derecognition principles when it purchases transactions that meet the definition of a financial guarantee contract and uses judgement to apply the relevant guidance in IFRS to determine whether a purchased financial guarantee contract is an integral element of the loan or debt instrument or be accounted for as a separate contract in the financial statements.

Where the Bank is the buyer or holder of a transaction (e.g. credit protection or similar activities) that meets the definition of a financial guarantee contract, it applies judgement to determine whether the financial guarantee contract is an integral element of the loan (or pool of loans instruments) or should be recognized as a separate contract on the financial statements. When measuring ECLs, IFRS 9 requires that the estimate of expected cash shortfalls shall reflect the cash flows expected from collateral and other credit enhancements that are part (but not limited to those explicitly stated) of the contractual terms and are not recognized separately. Accordingly, when the purchased financial guarantee contract is deemed integral to the loan, the cashflows expected from the credit protection (or similar activities) and credit enhancements are included in the ECLs estimation of the loan and the cost is treated as a transaction cost included in EIR. In this case, the cash flow from the purchased financial guarantee contract is not accounted for as a separate contract on the financial statements.

For financial guarantee contracts managed on a fair value basis, they are subsequently designated and measured at FVTPL, with fair value gains or losses recognized in the income statement.

iv)   *Loan commitments—Undisbursed loan*

The Bank issues commitments to disburse or grant loans to its customers as part of its lending activities. Undisbursed loans are firm commitments to provide loans to customers under prespecified terms and conditions. It is the Bank's commitment to make available a specified amount of loan or line of credit to a specified obligor under specified credit terms and business objective.

For accounting purposes, commitments to provide a loan at a below market interest rate are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with IFRS 9 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with IFRS 15.

Issued Financial Instruments—Equity and Financial Liability

When an entity (e.g. the Bank) issues a financial instrument, it applies the requirements of IAS 32 *Financial Instruments: Presentation* to classify such instrument either as a financial liability or equity. This determination is based on the substance of the contractual arrangement and the definitions of a financial liability and equity instrument.

A financial instrument is classified as a financial liability where the Bank has a contractual obligation to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are potentially unfavourable to the Bank. Also, a financial instrument that creates an obligation is classified as a financial liability if the entity does not have the unconditional right to avoid delivering cash or another financial asset in settlement of that obligation i.e. there is a contractual obligation to mandatorily redeem the instruments cash flows (i.e. principal and interest) over a maturity date.

Equity is any instrument that evidences a residual interest in an entity's assets after deducting all liabilities. A financial instrument is classified as equity where the Bank:

· *does not have any contractual obligation* to deliver cash or other financial assets or exchange financial assets or financial liabilities under conditions that are not potentially unfavourable to the Bank.

· *intends or will settle the instrument in its own equity instrument:*

  · The instrument is a nonderivative that includes no contractual obligation to deliver a variable number of its own equity instrument or

  · The instrument is a derivative that will be settled only by exchanging a *fixed amount of cash* or another financial asset for a *fixed number of its own equity instruments.*

Hybrid Capital Instrument

The Bank issued deeply subordinated and perpetual Hybrid Capital or Notes as part of its capital raising activities. These hybrid instruments are unsecured and ranks *pari passu* amongst other Hybrid Capital and contain discretionary call or redemption, coupon, and permanent write-down features. At its sole and absolute discretionary and contractual rights, the Bank retains the contractual right to call or redeem the hybrid capital early, including upon the occurrence of rating methodology changes, accounting events, or substantial repurchase events.

The Hybrid Capital carries a discretionary coupon, which the Bank may unilaterally declare and pay, cancel or defer indefinitely. The Hybrid capital also includes a permanent write-down feature that would be triggered if certain events occur in future and the permanent write-down feature, cancellation or indefinite deferral of interest will not constitute a default event. Holders do not have any ownership or voting rights, and the Bank does not have a contractual obligation to repay either principal or coupon.

The Bank has issued two transactions of the Hybrid Capital Notes with similar terms and conditions.

Based on the instrument's contractual terms and IFRS requirements, the Hybrid Capital meets the definition of equity and was consequently classified and presented under equity in the Bank's financial statements. Accordingly, any consideration received (e.g. Issue Proceeds) will be added directly to equity. Also, any consideration paid (e.g. transaction costs, discretionary coupons and principal) if declared and approved, will

be deducted directly from equity. Where the Issue Proceed is denominated in foreign currency, the Hybrid Capital will be recognized at historical cost and is not subsequently remeasured over time. The accounting of the issued hybrid capital will not have any impact on the income statement (Note—when the Hybrid Capital proceed is invested in treasury investment assets, it would be classified under the financial asset classification principles and any associated income, gains or losses would be recognized in the income statement or OCI accordingly depending on assigned classification category).

Derivatives

The Bank uses derivative instruments in its portfolios for asset-liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 30 September 2025, the Bank had a hybrid loan (with nil balance) classified and measured at FVTPL in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other nonfinancial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in the income statement. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in the income statement.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

CVA (Credit Valuation Adjustment) and FVA (Funding Valuation Adjustment) are both adjustments made to the value of financial derivatives and other contracts to account for various risk factors, specifically related to credit and funding costs. The Bank calculates CVA to reflect counterparty credit risk exposure, while the FVA is calculated to reflect the cost of funding (for example, the cost the Bank incurs to finance a swap). Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank's ''own credit'' quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrate on the use of observable and relevant market data.

Hedge Accounting

The Bank applies hedge accounting with the objective of representing in the financial statements, the effect of its risk management activities involving the use financial instruments to manage exposures arising from particular risks that could affect profit or loss (or in some cases OCI). Hedge accounting helps to modify the normal basis for recognizing gains and losses arising from hedging instruments and hedged items in a

hedging relationship, so that both are recognized in the profit or loss (or OCI) in the same accounting period. On adopting IFRS 9, the Bank's policy choice was to continue applying the requirements of IAS 39 regarding hedge accounting until the proposed 'Financial Instruments: Accounting for Dynamic Risk Management' standard is completed and mandatorily effective.

At inception of the hedge, the Bank designates and documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument has an economic relationship with the hedged items in offsetting changes in their fair values or cash flows. In this, the Bank performs reliably measurable prospective and retrospective hedge effectiveness to assess that the hedge was expectedly and actually highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk in line with the documented risk management strategy. Hedge accounting is prospectively discontinued when the Bank's risk management objective for the hedging relationship has changed and revokes the designation, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting, or when a forecast transaction (i.e. cash flow hedge) is not expected to occur again.

Fair Value Hedges

The Bank applies fair value hedge accounting to exposure to changes in fair value of a recognized asset or liability, an unrecognized commitment (or a specified portion) that is attributable to a particular item that could affect the income statement. In this, the Bank uses interest rate swaps contracts (or other qualifying derivatives) to hedge interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

The Bank applies fair value hedge accounting to interest rate swaps contracts to hedge the interest rate risk exposure associated with its fixed rate loans and other eligible financial instruments.

For all eligible fair value hedge relationships, the change in the fair value arising from remeasuring the hedging instrument is recognized in the income statement. Also, the change in the fair value of the hedged item attributable to the hedged risk adjusts the carrying amount of the hedge item and is recognized in the income statement.

The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to income statement using appropriate methodology from the date the fair value adjustment is available and fully amortized at maturity.

Cash Flow Hedges

The Bank applies cash flow hedge accounting to mitigate exposure to variability in cash flow risks arising from a particular risk associated with a recognized assets or liabilities (e.g. variable rate loans and other eligible financial instruments) or a highly probable forecast transactions (e.g. future purchase of a bond) that could affect the income statement.

For all eligible cash flow hedge relationships, the effective portion of changes in the fair value of the hedging instrument is recognized in OCI and accumulated within the cash flow hedge reserve in equity. The ineffective portion of changes in the fair value of the hedging instrument is recognized immediately in the income statement. Hedge accounting is discontinued when a hedging instrument is cancelled, terminated or no longer meets the hedge accounting criteria.

The associated gains or losses recognized in OCI and accumulated in equity are reclassified into the income statement as a reclassification adjustment in the same period(s) in which the forecast cashflows affect the income statement (e.g. when interest income is recognized). If the gains or losses accumulated in the reserve

is deemed not recoverable in future or as a result of a discontinuation, they shall be recognized as a reclassification adjustment after certain conditions are met.

Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Loans and charges (interest and other receivables) and Treasury investments classified as measured at amortized cost, Loan commitments and financial guarantee contracts. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)   *Stage 1: 12months ECLs*

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECLs for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)   *Stage 2: Lifetime ECLs—Not Credit Impaired*

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECLs for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECLs (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)   *Stage 3: Lifetime ECLs—credit impaired*

Included in stage 3, are financial assets that have been categorized as credit impaired. The Bank recognizes lifetime ECLs for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default by an obligor occurs when either or both of the following have taken place:

·   The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or

·   The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non sovereign loans provided that the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 or 2 interest revenue is recognized on the gross carrying amount.

When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met i.e., cured, the Bank measures the loss allowance at an amount equal to 12month ECLs at the current reporting date. A financial asset is considered cured (i.e., no longer impaired) when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note C Risk Management Policies and Procedures.

An exposure will migrate through the ECLs stages as asset quality deteriorates or improves. For both non-sovereign and sovereign loans, a significant increase in credit risk is considered to have occurred when the rating at reporting date has been downgraded or contractual payments are more than 30 days past due and the overdue amount is higher than UA 25,000. In the case of sovereign loans, however, both the rating downgrade and 30 days overdue must occur at the same time with the overdue amounts exceeding the limit.

If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECLs to 12 months ECLs. Exposures whose credit rating remains within the Bank's investment grade criteria are considered to have a low credit risk even where their credit rating has deteriorated.

Measurement of Expected Credit Losses

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows.

Financial assets that are not credit impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. ECLs are recognized using a loss allowance account and recognized in the profit and loss.

Write-off

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the financial asset in its entirety or a portion thereof.

A write-off constitutes a derecognition event. As such, when the Bank has no reasonable expectations of recovering a loan (i.e. deemed uncollectible), the amount written off is accounted for by directly reducing the outstanding principal and/or interest charges against the related ECLs allowance.

A loan is deemed uncollectible when the Bank determines that an obligor does not have sufficient cash flows from either assets or operational income to repay the amount due for write-off. A loan is therefore deemed uncollectible and written off only after the amount deemed uncollectible has been determined and all internal write-off procedures have been activated, approved, and completed. However, such a loan is still subject to enforcement activity.

Subsequent recoveries of amounts previously deemed uncollectible and written off are recognized as other income in the income statement.

For further details on how the Bank calculates ECLs including the use of forward-looking information, refer

to the Credit Quality of Financial Assets section in Note C Risk Management Policies and Procedures.

Offsetting of Financial Instruments

Financial assets and financial liabilities are offset and reported on a net basis when there is a current legally enforceable right to offset the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis or to realize the asset and settle the liability simultaneously. The Bank dis closes all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note C Risk Management Policies and Procedures.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and if those prices represent actual and regularly occurring market transactions on an arm's length basis. If the above criteria are not met, the market is regarded as being inactive.

Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values.

Considerable judgment is required to distinguish between active and inactive markets. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement. Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exist and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it

applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid-ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e., without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the un observable inputs have a significant effect on the instrument's valuation. Included in this category are instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows.

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: Fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using a market-determined floating rate with discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank's best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected the fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in OCI in accordance with IFRS 9.

Equity investments: The Bank holds direct equity in various enterprises and private funds which may be listed

or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, as in the case of private funds, Management views these valuations as sound representative of fair value.

Where such valuations are unavailable, the percentage of the Bank's ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank's equity participation in such investee entity. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments.

The models use market-sourced inputs such as interest rates, yield curves, exchange rates, and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank's loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost is deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management's best measures of the present value of the expected cash flows of these loans.

The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the un observable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans.

An increase in the level of forecast cash flows in subsequent periods would lead to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank's financial reporting policies.

Where third-party information from brokers or pricing experts is used to measure fair value, documents are independently assessed and evidence is obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value arrived at reasonably represents actual market transactions; and (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day-One Gain or Loss

At initial recognition, the Bank determines fair value of its financial instruments in line with the requirements of

IFRS 13. As a result, when the Bank issues a new financial asset or financial liability, it measures the financial asset or financial liability at fair value, plus or minus (in the case of a financial asset or financial liability not at fair value through profit or loss) transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The best evidence of fair value of a financial instrument at initial recognition is normally the transaction price, that is, the fair value of the consideration given or received.

However, where the fair value of the financial asset or financial liability at initial recognition differs from the transaction price, commonly referred to as day one gain or loss, IFRS requires the Bank to determine the fair value at initial recognition and any gains or losses between the fair value measured at initial recognition and the transaction price are recognized in the income statement as follows.

· If that fair value is evidenced by a quoted price in an active market for an identical asset or liability (i.e., a Level 1 input) or based on a valuation technique that uses only data from observable markets (i.e., Level 2 inputs), the Bank recognizes any difference between the fair value at initial recognition and the transaction price immediately as a gain or loss in the income statement.

· In all other cases, the difference between the fair value at initial recognition and the transaction price is deferred. After initial recognition, the Bank recognizes that the deferred difference as a gain or loss in the income statement only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

The Bank holds some financial instruments maturing after more than 10 years, where the fair value at initial recognition and transaction price may differ. In this case, the difference between the fair value at initial recognition and the transaction price is accounted for on the basis of the observability of the inputs used to determine the fair value at initial recognition—where fair value is determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day one gain or loss is recognized immediately. Where fair value is not determined on the basis of a quoted price in an active market or a valuation technique that uses only observable data, the day-one gain or loss is either deferred until the instrument's fair value can be determined using a quoted and observable inputs or amortized over the life of the transaction.

Subsequent to initial recognition, these financial instruments are measured at fair value and the resulting gains or losses are recognized in the income statement at the end of the reporting period, with an adjustment for the day-one gain or loss. For accounting purposes therefore, the fair value gains or losses determined on these financial instruments at the end of the reporting period are recognized in the income statement.

Investment in Associates

Under IAS 28, 'Investments in Associates and Joint Ventures,' the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note I.

IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition.

The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 30 September 2025, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 requires that the equity method be used to account for the Bank's investment in the

ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment, and any impairment losses (or impairment reversals) are recognized in the income statements. Cumulative losses as measured under the equity method are limited to the investment's original cost as the AfDB has not guaranteed any potential losses of the ADF.

Property and Equipment

An item of property and equipment is measured at historical cost less accumulated depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Where significant parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of the property and equipment.

Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance costs are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. Estimated useful lives are as follows.

- Buildings: 15–20 years
- Fixtures and fittings: 6–10 years
- Furniture and equipment: 3–7 years
- Motor vehicles: 5 years
- Right-of-use assets: over the shorter of the estimated useful life and lease term.

Work in progress consists of items of property and equipment that are not yet available for use. Work in progress is carried at cost (less any impairment) and depreciation starts when the assets are available for use. Once the items are available for use, they are transferred to relevant classes of property and equipment as appropriate.

Items of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to disposal and its value in use.

The residual values and useful lives of property and equipment items are reassessed periodically and adjusted (if appropriate). Any impact arising from the reassessment is recorded in the financial statements.

An item of property and equipment are derecognized on disposal, or when no future economic benefits are expected from their continued use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount. These gains or losses are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer system software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3–5 years.

Amortization methods, useful lives and residual values are reassessed periodically and adjusted if appropriate. Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use or disposal. Gains and losses on disposal are determined as the difference between proceeds from disposal and the asset's carrying amount and included in the income statement.

Leases

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that convey the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset, and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in other accounts payable. The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank's incremental borrowing rate. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the income statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year's income in equity.

Allocable Income

Allocable income is a management performance measure that is computed by adjusting Net income before distributions approved by the Board of Governors for unrealized fair value gains and losses from borrowings at FVTPL and related derivatives and currency translation gains or losses and hybrid capital adjustments (which includes transaction costs on issue of hybrid capital, declared, approved paid discretionary coupon to hybrid capital investors and projected discretionary coupon to be paid to investors in future dates but yet to be declared, approved and recorded in the Bank's financial statements).

The Bank uses Allocable Income as a management performance measure for making distribution out of its net income to reserves and development activities. Allocable Income is Net income before distribution approved by the Board adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses including hybrid capital Adjustments.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years' income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year's net income, and expenses recognized directly in equity as required by IFRS.

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument. It also records reclassification adjustments (reclassification of gains or losses recognized in reserve in the income statement) in the same period (s) in which the forecast cash flows affect the income statement.

Segment Reporting

An operating segment is a component of the Bank Group that engages in business activities from which it can earn revenues and incur expenses, whose operating results are regularly reviewed by the Chief Operating Decision Maker (that is, Management under the direct authority of the Board) to make decisions about resources to be allocated to the segment and assess its performance. Operating segments are identified and reported in a manner consistent with the internal reporting provided to Management and the Board. The measurement of segment assets, liabilities, income and expenses is in accordance with the Bank Group's accounting policies.

Critical Accounting Judgments and Key Sources of Estimation

Uncertainty in the preparation of financial statements in conformity with IFRS may arise due to various factors and complexities inherent in financial reporting. Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below.

1) Significant Judgments

The Bank's accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances.

Fair value through profit and loss: In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized cost and embedded derivatives: The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation: The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets: The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount

and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank's ECLs calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgments and estimates include:

·   The Bank's internal credit grading model, which assigns Probability of Defaults to the individual grades.

·   The Bank's criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12month or lifetime ECLs basis and the applicable qualitative assessment.

·   Development of ECLs models, including the various formulas and the choice of inputs.

·   Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on the probability of default, likely loss in the event of default, and exposure at default.

·   Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECLs models.

2)   Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances.

Fair Value of Financial Instruments: The fair value of financial instruments that are not quoted in active markets is measured using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates.

Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes 'observable' requires significant judgment by the Bank.

Postemployment Benefits: The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank's UA at the end of the year, and the estimates for the other variables are based on the Bank's best judgment.

Change in Presentation and Comparative Information

In some cases, the Bank may change the presentation of certain line items in the financial statements to enhance inter-period comparability. When such a change in presentation is made, the comparative information is also adjusted as necessary to reflect the new presentation.

Event after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed

at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves are disclosed. For the period ended 30 September 2025, no events after the reporting period have been disclosed.

Internal Control over financial reporting

The unaudited interim financial statements for the period ended 30 September 2025 are prepared under similar internal controls over financial reporting as at 31 December 2024.

Management is responsible for the preparation, fair presentation and overall integrity of the published financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

Management is responsible for establishing and maintaining effective internal controls over financial reporting in conformity with the basis of accounting. The system of internal controls contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of these financial statements.

In this respect, Management represents with respect to material matters that:

i. The unaudited interim financial statements for the period ended 30 September 2025 are prepared and fairly presented in line with accounting policies consistent with the IFRS financial reporting framework.

ii. Significant assumptions used in making accounting estimates, including fair value, are reasonable.

iii. Estimates used in the financial statements consider all known information available for the period ended 30 September 2025.

iv. Selection or application of the methods, assumptions and data used by Management in making the accounting estimates are appropriate, consistent with market participant assumptions where available without undue cost and effort and were consistently applied in accordance with IFRS.

v. We have reviewed all the financial assets and liabilities as of the period end and have, recognized, classified, measured and disclosed these assets and liabilities in accordance with IFRS.

vi. The Bank has no plans or intentions that may affect the carrying value or classification of assets and liabilities.

vii. To the best of our knowledge, there are no events or transactions that have occurred subsequent to the end of the reporting period, through the date of this representation which would require adjustment to or disclosure in the financial statements for the period ended.

viii. We have no knowledge of any allegations communicated by employees, former employees, or others, of fraud or suspected fraud affecting the financial statements.

ix. We acknowledged responsibility for the design and implementation of internal control over financial reporting and we are not aware of any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting for the period ended.

For the last quarter of 2025, the global economy has been more resilient, despite trade shocks and policy uncertainty in trade tariffs negotiations between the US and its trade partners. Also, major Central Banks continue to ease financial and monetary conditions, in response to the slowdown in global inflation.

The IMF latest World Economic Outlook, published in October 2025, projects a global growth of 3.2 percent in 2025 and 3.1 in 2026, painting a cautiously optimistic picture of the global economy amid a complex landscape of opportunities and risks. The IMF expects global headline inflation to decrease to 4.2 percent in 2025 and 3.7 percent in 2026.

The Bank Group **African Economic Outlook** titled, ***Making Africa's Capital Work Better for Africa's Development***, published in May 2025, projected growth rate for Africa at 3.9 percent and 4.0 percent respectively for 2025 and 2026, a downward revision from 4.1 percent and 4.4 percent forecast in the February 2025 **Macro Performance Outlook (MEO)**. The revision reflects risks from increased US trade tariffs and persistent global uncertainties. Inflation in Africa is projected to decline from 18.7 percent in 2024 to 13.8 percent in 2025 and 2026, a result of mixed trends in goods prices and exchange rates but overall greater stability.



For the remainder of 2025, global and national authorities, especially African governments, must pursue cooperative responses to the US tariffs to stabilize trade imbalances, deepen regional economic trade including leveraging AfCFTA, implement prudent fiscal policy to correct debt vulnerabilities, price instability and aid dependence including sound climate change mitigation and adaptation actions.

From a financial reporting perspective, the known and estimable effects of the global economic events have been captured in these financial statements for the period ended 30 September 2025, and the Bank reported Net Income before distribution approved by the Board of Governors of UA 233.38 million compared to UA 280.47 million in the same period in 2024, a 16.79 percent decrease.

Market interest rates for September 2025 remained lower compared to September 2024. However, Net Interest Income for September 2025 increased by 19.04 percent to UA 371.63 million, due to the disproportionate effect of the lower interest rate on interest income and interest expenses. While interest expense on borrowings decreased at a faster rate of 12.24 percent to UA 928.84 million interest income on loans and treasury investments decreased at a slower of 5.11 percent to UA 1,300.47 million.

As market unpredictability continues, fair value changes on borrowings and related derivatives increased to losses of UA 62.91 million in September 2025 compared to the gains of UA 50.04 million in 2024. Similarly, the net realized and unrealized fair value gains from trading treasury investments witnessed 17.26 percent decrease to UA 60.86 million in September 2025.

Given the unstable economic trend, the Bank will continue to monitor and take appropriate actions to manage the dampened financial performance and continue to monitor and report the effects of the heightened trade tariffs, geopolitical tensions, and market conditions in the financial statements as they become known and estimable.

NOTE C – Risk Management Policies and Procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, liquidity risk, staff benefit plans risk and other operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank's risk profile and performance to ensure compliance with the underlying policies.

Four management-level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), the Operations Committee (OPSCOM), and the Operational Risk Management Committee (ORMC). The ALCO is the oversight and control organ of the Bank's finance and treasury risk management activities. It is the Bank's most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance and Chief Financial Officer.

The Credit Risk Committee is chaired by the Group Chief Risk Officer and ensures effective implementation of the Bank's credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations. The Operations Committee is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval. The Operational Risk Management Committee, co-chaired by the Vice President of the Technical Corporate Services Complex and the Group Chief Risk Officer, is a committee of representative business units across the Bank that exercises oversight over the Operational Risk Management Framework (ORMF) implementation process. It provides a forum to facilitate monitoring, discussing and deciding on issues with policy implications related to operational risk management. The Operational Risk Management Committee reports to Senior Management and subsequently to the Board of Directors (if necessary) on any significant operational risk issues that require top management attention.

The ALCO, CRC, and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports, financial products and financial projections and approves proposed strategies to manage the Bank's balance sheet. The CRC is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring, and rating change approval, among other responsibilities. The ALCO and the CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank, is charged with oversight of all credit, market, and operational risk issues. However, the day-to-day operational responsibility for implementing the Bank's financial and risk management policies and guidelines is delegated to the appropriate business units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring day-to-day compliance with those policies and guidelines. Day-to-day risks are managed through the three-lines-of-defense approach in which business units as primary risk takers constitute the first line of defense. The risk department act as the second line of defense and the audit department acts as the third line of defense.

The degree of risk the Bank is willing to assume to fulfill its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank's Risk Appetite Statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent) and core risks. Non-core risks include; market risk, and counterparty credit risks from treasury investment activities; staff benefit plan risks; and operational risk. Core risks are related to the Bank's lending activities (sovereign and non-sovereign credit

risk,). The capital allocation for non-sovereign operations is up to 45 percent of the Bank's risk capital. The Bank revises its credit risk model and inputs into the credit risk model in response to changes in risk and business environment in line with its credit risk management policies, model risk management framework and governance control. Any changes are reflected prospectively from the date the revision to the credit risk model or input takes effect.

Policy Framework

The policies, processes, and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank's Risk Appetite Statement, the Long-Term Financial Sustainability Framework, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank's Financial Products and Services (the FPS Authority), and the Bank's Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank's financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank's interest rate risk, currency exchange rate risk, liquidity risk, authorized transactions, counterparty credit risk and operational risk. The ALM Authority covers the Bank's entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank's lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers, and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank's sovereign and non-sovereign loan, guarantee, and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines, as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC), and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio, (ii) non-sovereign credit risk in its portfolio of its private sector borrowers' exposures, and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines, and processes, which are described in more detail in the sections that follow.

The Bank's maximum exposure to credit risk before collateral received and other credit enhancements for 30 September 2025 and 31 December 2024 is as follows.

Maximum exposure to credit risk
(UA thousands)

Assets	2025	2024
Cash	962,945	859,306
Demand Obligations	991	1,146
Treasury Investments at fair value	7,442,355	4,899,390
Treasury Investments at amortized cost	10,246,204	9,471,952
Derivative Assets	782,273	863,319
Accrued Income and charges receivable on loans	721,338	755,654
Other Accounts receivable	1,086,895	892,607
Loans	25,155,743	23,691,207

1) Sovereign Credit Risk

When the Bank lends to borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member country. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

The Bank manages country credit risk through its policies related to the quality at entry of project proposals and, exposure management, including individual country exposure and overall creditworthiness of the concerned country. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

The foundation of the Bank's sovereign credit risk management is a systematic credit risk assessment framework that builds on scoring models and their associated risk factors that have been optimized for the predictive power of the rating parameters and for better alignment with widely used rating scales. The Bank

measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets Risk Database (GEMs) consortium.

The Bank's sovereign rating framework is reviewed in line with global best practice, and the latest revision was implemented in June 2024. The Bank's sovereign credit ratings, which are used for country creditworthiness assessment, are derived from an assessment of six risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the payment track record with the Bank and arrears on ex- ternal debt. These six risk indices are combined to derive a composite country risk index which is translated into credit risk ratings for sovereign counterparties. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries comply with their country exposure limits and approves changes in loss provisioning, if required.

The following table presents the Bank's internal measurement scales compared with the international rating scales:

| Risk class | Revised Rating Scale Assessment | International Ratings | | Assessment |
		S&P – Fitch	Moody's	
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2	
	1-	A-	A3	
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2	
	2-	BBB-	Baa3	
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2	
	3-	BB-	Ba3	
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2	
	4-			
	5+	B-	B3	Acceptable
	5			
High Risk	5-	CCC+	Caa1	Marginal
	6+			
	6	CCC	Caa2	Special attention
	6-			
Very High Risk	7	CCC-	Caa3	Substandard
	8			
	9	CC	Ca	Doubtful
	10	C	C	Loss

Preferred Credit Treatment

In addition to the review of sovereign risk factors and recalibration of the sovereign rating model, the revised sovereign rating framework introduced a methodology in 2024 to account for Preferred Creditor Treatment (PCT) rating uplift which has been utilized in the Bank's Capital Adequacy and Expected Credit Loss (IFRS 9) analysis. The PCT methodology reflects analysis based on rating agency and GEMs sovereign default rates and country-specific considerations and will be subject to ongoing review to consider alternative approaches to incorporating PCT in future.

Portfolio Risk Monitoring

The weighted average risk rating of the Bank's sovereign and sovereign-guaranteed portfolio was 2.54 at the end of 30 September 2025, compared with 2.55 as of 31 December 2024. The improvement of the weighted average risk rating is mainly due to the incorporation of the PCT rating uplift methodology in the derivation of the Bank's risk's metrics following the revision of the Bank's sovereign rating framework in 2024.

Under the Bank's sanctions policy, if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis.

To cover potential unexpected losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank's capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets, as well as for contingent liabilities (guarantees and client risk management products) in each risk class.

Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss given default than public sector operations. As at 30 September 2025, the Bank's sovereign loan and guarantee portfolio used up to 26.74 percent (2024: 26.10 percent) of the Bank's total risk capital based on the Bank's capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gains (or losses) on financial assets at FVOCI, unrealized gains or losses on borrowings at FVTPL arising from 'own credit' and any shortfall of the stock of provisions to credit losses. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to borrowers in the private sector, it does not benefit from sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To assess the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the characteristics and nature of the transactions and the outputs are mapped to the Bank's credit risk rating scale.

Non-sovereign transactions are grouped into four main categories: project finance; corporate finance; financial institutions and private equity funds. The weighted-average risk rating was 3.81 as at 30 September 2025 compared with 3.73 at 31 December 2024.

To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank's Economic Capital model which uses internally developed risk parameters (internal rating based).

As at 30 September 2025, the non-sovereign portfolio risk capital percentage of the Banks total on- balance sheet risk capital sources was 11.56 percent (2024: 12.80 percent). For the components of non- sovereign portfolio, loans and guarantees risk capital was approximately 4.10 percent (2024: 4.8 percent) while the equity participations risk capital was approximately 7.46 percent (2024: 8.04 percent) of the Bank's total on-balance sheet risk capital sources. This is below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total risk capital utilization of any country does not exceed 15 percent of the Bank's total risk capital. The Bank also has a limit of 11.25 percent for capital utilization rate per sector. These thresholds and other determinants of country limits are articulated in the Bank's capital adequacy framework and Risk Appetite Statement.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

Country Exposure in Borrowing Member Countries

The Bank's exposures as at 30 September 2025 and 31 December 2024 from its lending activities to borrowing member countries as well as from the private sector projects in those countries are summarized below:

Summary of loans as at 30 September 2025

(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance-Gross	% of Total Outstanding Loans
Algeria	1	565,223	-	-	565,223	2.20
Angola	12	1,456,230	-	460,527	995,703	3.88
Benin	7	512,362	-	419,132	93,230	0.36
Botswana	6	743,098	-	-	743,098	2.90
Burkina Faso	3	99,592	-	68,431	31,161	0.12
Cameroon	23	2,207,942	-	1,184,955	1,022,987	3.99
Cabo Verde	19	246,153	-	32,168	213,985	0.83
Republic of the Congo	6	427,889	-	70,653	357,236	1.39
Côte d'Ivoire	23	1,720,724	21,097	691,891	1,007,736	3.93
Egypt	22	2,219,002	124,000	251,077	1,843,925	7.19
Equatorial Guinea	5	77,409	-	45,048	32,361	0.13
Eswatini	12	512,001	34,647	287,795	189,559	0.74
Ethiopia	2	119,739	-	29,981	89,758	0.35
Gabon	12	922,586	-	223,603	698,983	2.72
Kenya	23	2,079,438	-	662,002	1,417,436	5.52
Mauritius	9	763,023	-	80,235	682,788	2.66
Morocco	71	4,862,973	343,245	1,010,454	3,509,274	13.68
Namibia	13	1,012,489	-	297,164	715,325	2.79
Nigeria	20	2,407,534	106,494	735,875	1,565,165	6.10
Rwanda	11	1,019,287	-	738,281	281,006	1.10
Senegal	28	1,678,254	117,809	594,438	966,007	3.76
Seychelles	10	127,991	-	18,235	109,756	0.43
South Africa	12	2,291,495	-	97,496	2,193,999	8.55
Tanzania	16	1,583,658	-	833,408	750,250	2.92
Tunisia	40	2,531,998	-	679,841	1,852,157	7.22
Uganda	11	936,778	131,060	510,236	295,482	1.15
Zambia	10	388,442	-	54,373	334,069	1.30
Zimbabwe**	12	199,674	-	-	199,674	0.78
Multinational	1	41,929	41,929	-	-	-
Total Public Sector	**440**	**33,754,913**	**920,281**	**10,077,299**	**22,757,333**	**88.69%**
Total Private Sector	**140**	**5,069,283**	**1,430,452**	**735,885**	**2,902,946**	**11.31%**
Total	**580**	**38,824,196**	**2,350,733**	**10,813,184**	**25,660,279**	**100.00%**

*Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded.

**Countries in non-accrual status as at 30 September 2025.

Summary of loans as at 31 December 2024
(UA thousands)

Country	N° of Loans*	Total Loans*	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance- Gross	% of Total Outstanding Loans
Algeria	1	549,880	-	-	549,880	2.27
Angola	12	1,573,523	185,439	457,359	930,725	3.85
Benin	6	391,231	60,272	273,359	57,600	0.24
Botswana	5	622,914	-	-	622,914	2.57
Burkina Faso	3	93,732	-	69,589	24,143	0.10
Cameroon	21	1,726,553	31,581	836,793	858,179	3.55
Cabo Verde	18	218,667	-	12,447	206,220	0.85
Republic of the Congo	6	403,142	-	69,683	333,459	1.38
Côte d'Ivoire	20	1,399,326	19,632	518,987	860,707	3.56
Egypt	22	2,272,193	39,846	300,334	1,932,013	7.99
Equatorial Guinea	5	73,929	-	48,860	25,069	0.10
Eswatini	11	490,464	107,811	208,684	173,969	0.72
Ethiopia	2	132,320	-	48,830	83,490	0.35
Gabon	12	886,257	-	228,073	658,184	2.72
Kenya	21	1,829,763	125,429	449,660	1,254,674	5.19
Mauritius	9	797,051	-	84,347	712,704	2.95
Morocco	71	4,528,186	179,070	1,039,380	3,309,736	13.68
Namibia	12	991,315	-	246,718	744,597	3.08
Nigeria	19	2,552,694	115,019	801,827	1,635,848	6.76
Rwanda	9	782,823	76,679	448,349	257,795	1.07
Senegal	28	1,586,112	109,628	607,311	869,173	3.59
Seychelles	9	117,347	-	261	117,086	0.48
South Africa	11	2,040,385	-	508,532	1,531,853	6.33
Tanzania	13	1,311,341	99,461	548,797	663,083	2.74
Tunisia	42	2,537,793	63,883	634,900	1,839,010	7.60
Uganda	11	854,039	137,778	418,404	297,857	1.23
Zambia	10	419,853	-	78,234	341,619	1.41
Zimbabwe**	12	209,908	-	-	209,908	0.87
Multinational	4	270,296	174,250	96,046	-	-
Total Public Sector	**425**	**31,663,037**	**1,525,778**	**9,035,764**	**21,101,495**	**87.23%**
Total Private Sector	**140**	**5,239,018**	**1,414,325**	**734,431**	**3,090,262**	**12.77%**
Total	**565**	**36,902,055**	**2,940,103**	**9,770,195**	**24,191,757**	**100.00%**

*Excludes fully repaid loans and cancelled loans. Trade finance and related guarantee exposures are also excluded

**Countries in non-accrual status as at 31 December 2024.

Balance Sheet Optimization Initiatives

The African Development Bank has been at the forefront of financial innovation to optimize its balance sheet and increase its financial capacity since 2015. The Bank continues to pioneer Balance Sheet Optimization (BSO) initiatives to mobilize additional financial resources and play its countercyclical financing role. The Bank's drive for innovation was endorsed in the Independent Review of Capital Adequacy Frameworks (The CAF Review) commissioned by the G20 Finance Ministers to scale up MDB financing.

The BSO policy framework approved in June 2020 concretizes the objectives of risk transfer transactions with the Bank as (i) reducing concentration risk on the Bank's sovereign and/or non-sovereign loan and/ or guarantee portfolios; (ii) diversifying and crowding in investors into ESG and development finance and (iii) increasing the institution's lending headroom. BSO initiatives involve the purchase of credit protection on defined sovereign and non-sovereign exposures, through Exposure Exchange Agreements (EEAs), credit insurance and guarantee transactions, among other instruments.

Since the execution of the first transaction in 2015, BSO has become a valuable tool for creating lending headroom to facilitate the Bank's ability to meet client expectations.

Balance Sheet Optimization Initiatives – Sovereign

In this section, BSO initiatives transacted for the benefit of sovereign obligors are discussed. Similar transactions impacting non-sovereign credit exposures are described under Non-Sovereign Credit Risk.

Exposure Exchange Agreement

The first sovereign BSO transaction completed by the Bank was under the EEA. This multi-peer risk sharing framework was established as part of efforts at the time to reduce sovereign concentration risk and increase lending headroom among MDBs. The EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating MDB retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA. At the time of each individual transaction, the parties sign Confirmation Schedules reflecting the proposed portfolios to be exchanged and the relevant maturities. Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. Thus, the counterparty credit exposure that can arise from the purchase or sale of protection under the MDB exposure exchange is limited, given the AAA credit ratings of the Bank's counterparties.

The first Confirmation Schedules were concluded in 2015 between the African Development Bank, the Inter-American Development Bank (IADB) and the World Bank (IBRD), all AAA-rated entities. These inaugural Confirmation Schedules have a final maturity in 2030 with linear annual reduction of the notional amounts starting from 2025. Eight years later, on July 2023, the Bank finalized another Confirmation Schedule of a USD 1 billion with the Asian Development Bank (AsDB) under the EEA framework for 15 years maturing in July 2038 to further enhance Bank headroom available to high-risk countries. On 25 October 2024, the Bank finalized another USD 1 billion with the AsDB aimed at enhancing the Bank's capacity for sustainable lending across Africa. On 25 April 2025, the Bank extended the confirmation schedule with the IADB to USD 3.2 billion (up from USD 2.9 billion) allowing for increased lending capacity.

The EEA in no way affects the application of normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio. When the default event is resolved, payments made under the EEA are returned to the seller of protection. To date, no such credit events have occurred.

The Bank accounts for exposures and rights arising from the EEA and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

The table below presents the countries and notional amounts of credit protection contracted under the various Confirmation Schedules governed by the EEA.

Summary of Exposure Exchange Agreements

(USD millions)

| | Protection Purchased | | | | | | Protection Sold | | | | |
World Bank		Inter-American Development Bank		Asian Development Bank		World Bank		Inter-American Development Bank		Asian Development Bank	
Angola	213.71	Angola	135.00	Angola	150.00	Albania	126.00	Argentina	880.00	Bangladesh	547.00
Botswana	225.00	Cameroon	275.00	Cameroon	234.00	China	128.18	Brazil	960.00	India	347.00
Gabon	150.00	Congo	60.00	Congo	100.00	India	450.00	Ecuador	186.50	Pakistan	250.00
Namibia	49.00	Egypt	570.00	Egypt	110.00	Indonesia	475.32	Mexico	920.00	Mongolia	416.00
Nigeria	100.00	Kenya	510.00	Gabon	184.00	Jordan	13.00	Panama	253.50	Philippines	309.00
South Africa	850.00	Morocco	620.00	Morocco	520.00	Pakistan	10.21			Indonesia	55.00
		Nigeria	430.00	Senegal	215.00	Romania	185.00			Uzbekistan	76.00
		Tunisia	600.00	Cote d'Ivoire	284.00	Türkiye	200.00				
				Kenya	86.00						
				Tanzania	117.00						
TOTAL	**1,587.71**		**3,200.00**		**2,000.00**	**TOTAL**	**1,587.71**	**TOTAL**	**3,200.00**	**TOTAL**	**2,000.00**

Sovereign Portfolio Credit Insurance

The Bank has purchased credit insurance protection cover on the obligations of one or more of its sovereign borrowers. In 2022, the Bank executed a portfolio-based credit insurance transaction, Room 2 Run Sovereign with the UK's Foreign Commonwealth and Development Office and three private insurers from the Lloyd's market, providing the Bank with an estimated additional USD 2 billion in new lending capacity for climate finance. The transaction increased the efficient use of the Bank's risk capital by hedging its portfolio credit risk and creating additional headroom for the Bank's operations in order to improve the overall risk profile of the Bank's assets. The Bank remains the lender of record of the covered sovereign loans and guarantees in the reference portfolio and expects full recovery of its sovereign and sovereign-guaranteed exposures covered in the remote case of a default. This notwithstanding, no default events have occurred on any sovereign exposures covered as of 30 September 2025.

The transaction notably improves the risk profile of the Bank's portfolio, while enhancing its risk bearing capacity.

Insurance at Origination for Single Sovereign Obligors

In 2023, the BSO strategy accelerated deployment of insurance at origination on sovereign assets. This approach has allowed the Bank to increase its relevance to clients seeking to mobilize sustainable financing from commercial lenders and the capital markets. The Bank approved a Partial Credit Guarantee (PCG) of USD 345 million equivalent in renminbi to facilitate Egypt's inaugural issuance of a Sustainability Panda Bond of approximately USD 500 million, to finance ESG projects under the country's Sovereign Sustainable Financing Framework. This was the first ever Panda Bond issued in China by an African sovereign and crowded in capacity by private insurers.

The Bank also provided a EUR 400 million PCG in support of the mobilization of a EUR 533 million 15-year ESG loan to the Government of Côte d'Ivoire. In this transaction, the Bank collaborated with the insurance arm of the Islamic Development Bank (Islamic Corporation for the Insurance of Investment and Export Credit), another founding member of the Co-Guarantee Platform, to back the Bank's participation with EUR 194 million. This enabled the Bank to provide the full EUR 400 million guarantee cover representing an 80 percent AAA credit enhancement to the lender. This translated to optimal financing for the government in terms of loan pricing at the required tenor.

Overall, the total notional amount of credit protection, including insurance, purchased or sold, on the underlying single-referenced sovereign entities rose to UA 5 billion (USD 6.86 billion) as at 30 September 2025 and UA 5.01 billion (USD 6.54 billion) as at 31 December 2024.

Balance Sheet Optimization Initiatives – Non-sovereign

As in the case of sovereign credit exposures, the Bank has entered into BSO initiatives covering its non-sovereign loan and guarantee portfolio aimed at (i) mobilizing institutional investment, (ii) addressing concentration and other prudential ratio limits, and (iii) increasing lending headroom. These initiatives involve, among other structured finance approaches, assets sell downs, credit insurance, financial guarantees, and synthetic securitization structures, on defined non-sovereign exposures. Under the BSO credit protection purchased on its non-sovereign credit exposures, the Bank will be compensated for losses arising from credit default by the counterparty in the reference non-sovereign portfolio. As the originator of the qualifying transactions and as protection buyer, the Bank remains the lender of record. In line with the substance, the transactions are accounted for as financial guarantee contracts. Accordingly, the cash flow expected from the purchased BSO credit protection or financial guarantee contract is included in the measurement of ECLs of loan (if certain conditions are met), with the effect of improving ECLs reported in the financial statements of the Bank.

Specific BSO initiatives undertaken by the Bank covering its non-sovereign obligors are described below.

Private Sector Credit Enhancement Facility

The Bank enters into risk participation agreements for the primary purpose of promoting Private Sector Operations in certain countries by inviting other entities to participate in the risks of such Private Sector Operations. The PSF is one of such initiatives.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015, as an independent special purpose vehicle managed by the African Development Fund, to absorb risk on selected non-sovereign loans issued by the Bank in low-income countries at origination. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a risk participation agreement structure. The Bank has purchased credit enhancement from the PSF for some of its non-sovereign loans. As at 30 September 2025, the notional amounts of non-sovereign loans covered by the PSF stood at UA 206.35 million (31 December 2024: UA 245.87 million).

Non-Sovereign Synthetic Securitization and Portfolio Credit Insurance

In 2018, the Bank launched its now well-known Room 2 Run program as a subset of its BSO initiatives. Within the Room 2 Run umbrella, two pioneering portfolio-based transactions were executed in support of easing prudential limits on the non-sovereign portfolio and crowding in institutional investors. The Room 2 Run synthetic securitization transaction (R2R-SST) transaction was terminated on 30 June 2024, while the Room 2 Run Credit insurance transaction (R2R-CI) transaction had an effective termination date of 14 January 2025.

Insurance at Origination for Non-sovereign Single Obligors

The overall total notional outstanding exposure of all relevant underlying single and portfolio-based non-sovereign reference entities covered by BSOs stood at UA 1.65 billion as at 30 September 2025 (31 December 2024: UA 1.98 billion).

The BSO fees are generated through operational activities and netted off against the Bank's loan income (see note N), they are not included in the administrative expenses. The total BSO expenses for the period amounted to UA 9.42 million (2024: UA 11.42 million).

3) Counterparty Credit Risk

In the normal course of business, and beyond its development-related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank's business, it is not possible to completely eliminate

counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank's minimum credit rating requirements and be approved by the Bank's Vice President for Finance and CFO. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counter-parties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum short-term credit rating of A-1/P-1/F-1 for non-DVP-based transactions.

The following table details the minimum credit ratings for authorized investment counterparties by maturity:

Minimum credit ratings for Investments

	6 months	1 year	5 years	10 years	15 years	30 years
				Maturity		
Government		A/A2			AA-/Aa3	AAA/Aaa
	Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below					
Government agencies and supranational		A/A2			AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa		
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa		
Mortgage-Backed Securities (MBS)/ Asset Backed Securities (ABS)			AAA Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.			

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enter into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated A-/ A3 or above by at least two approved rating agencies and must enter into a collateral exchange agreement with the Bank. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require ALCO approval. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit.

At the end of September 2025, the capital consumption attributable to the Bank's counterparty credit portfolio including all investments and derivative instruments stood at 3.15 percent (2024: 3.80 percent) of the Bank's total risk capital.

Expected Credit Risk
Definition of Default
The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank that is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9's 90 days past due rebuttable presumption on the Bank's sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other MDBs.

The Bank considers default from the standpoint that the obligor is unlikely to pay and meets its credit obligations to the Bank without recourse by the Bank to actions such as realizing the obligor's assets or security.

Modifications of Financial Assets and Financial Liabilities
The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank's accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset's credit risk has increased is based on applicable criteria at the reporting date.

 If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If they are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain or loss in the income statement as the difference between the gross carrying amount prior to the modification and the new gross carrying amount.

Measurement and Recognition of Expected Credit Loss
ECLs are calculated by multiplying three main components: the probability of default (PD), loss given default (LGD) and exposure at default (EAD), discounted at the appropriate effective interest rate (EIR) on the reporting date.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, that are calculated based on statistical rating models and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, this will lead to a change in the estimate of the associated PD.

For accounting purposes, the 12-month and lifetime PD used are the point-in-time forward-looking probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions under different macroeconomic scenario that affect credit risk. The Bank will continue to assess and update the parameters

used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The non-sovereign LGD model considers seniority of the claim, whereas sovereign LGDs are driven by rating class and several macroeconomic factors. For non-sovereign stage 3 exposures, LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

The Bank's loss given default (LGD) model for the sovereign loans portfolio is in accordance with the global best practices of the sector and the Bank's Model Risk Management (MRM) guidelines. This model allows for a lower dependence on the effective interest rate (EIR) and its high volatility. The LGD model is now based on historical losses observed mainly on the Bank's sovereign portfolio, estimated as the time value of money of the amount in arrears over the default period. This approach to estimate the observed losses captures the Bank's PCT status as no losses on principal and interest due have been observed in the sovereign portfolio. Adjustments, based on a scorecard comprising several macroeconomic factors, are then made to the historical observed losses grouped by ratings to estimate the LGD. This model integrates an estimate of the recovery costs and a floor to capture its value.

In line with the MRM framework, the CRC cleared the implementation of this model. The Bank conducts periodic reviews of this model or whenever a substantial change occurs in the economic environment in line with its model risk management.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

Assessment of Significant Increase in Credit Risk
When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank's historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of BB-equivalent or better.

The Bank regularly reviews its criteria for stage migration and other risk inputs to align with industry best practices and IFRS 9 standards. The stage migration was recently reviewed to be driven by rating downgrade notches and be more granular and sensitive. These new criteria were cleared by the CRC and implemented in July 2024.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of Forward-looking Information
The Bank considers a range of three relevant forward-looking macro-economic scenarios (baseline, optimistic and pessimistic) assumptions for the determination of unbiased ECLs. All the risk parameters used to compute

the ECLs are approved by the Credit Risk Committee, which consists of senior executives from risk, finance, and operations functions.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any fore- casts of future economic conditions are reviewed regularly.

Calculation of Expected Credit Loss

The Bank calculates ECLs based on three probability-weighted macroeconomic scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these scenarios is associated with different probability of default parameters and different weight. These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking macro-economic data.

The Bank recognizes all ECLs in the income statement in the reporting period when it is determined and as an adjustment to the loss allowance account on the balance sheet. When the Bank has measured the loss allowance for a financial instrument at an amount equal to lifetime ECLs in the previous reporting period but determines at the current reporting date that criteria for recognizing the lifetime ECLs is no longer met, it measures the loss allowance at an amount equal to 12-month ECLs at the current reporting period. This determination and subsequent reversal of loss allowance (i.e. write back) is based on the financial instrument being cured and appropriate for the backward transfer.

Amounts Arising from Expected Credit Losses

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3). The exposures are classified in stages based on staging criteria discussed above.

Impairment of Financial Instruments by Stage

The tables below present a breakdown of impairment allowance based on stage allocation and asset classification as at 30 September 2025 and 31 December 2024 and a reconciliation of ECL allowance recognized in the income statement.

Impairment on loans at amortized costs and other financial instruments by stage

As at 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	67,518	97,115	302,764	467,397
Interest receivables	2,448	5,809	187,670	195,927
Undisbursed loans	6,988	30,151	-	37,139
Treasury investments	1,804	-	-	1,804
Guarantees	2,202	-	-	2,202
Total impairment as at 30 September 2025	**80,960**	**133,075**	**490,434**	**704,469**

As at 31 December 2024

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	71,048	126,530	279,386	476,964
Interest receivables	4,575	8,017	183,948	196,540
Undisbursed loans	908	22,677	-	23,585
Treasury investments	347	-	-	347
Guarantees	5,880	-	-	5,880
Total impairment as at 31 December 2024	**82,758**	**157,224**	**463,334**	**703,316**

Reconciliation of ECL allowance recognized in the Income Statement

ECLs impairment on Loan principal for 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	71,048	126,530	279,386	476,964
(Writebacks)/Provisions for the period - Income statement	(3,530)	(29,415)	23,378	(9,567)
Write-Off	-	-	-	-
Closing 30 September 2025	**67,518**	**97,115**	**302,764**	**467,398**
(Write-back)/Provision for the period 30 September 2024	(51,330)	28,339	26,236	3,246

ECLs impairment on Interest receivables for 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	4,575	8,017	183,948	196,540
(Writebacks)/Provisions for the period -Income statement	(2,127)	(2,208)	3,722	(613)
Closing 30 September 2025	**2,448**	**5,809**	**187,670**	**195,927**
Provision for the period 30 September 2024	(1,528)	245	641	(642)

ECLs impairment on Undisbursed loans for 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	908	22,677	-	23,585
Provisions for the period - Income statement	6,080	7,474	-	13,554
Closing 30 September 2025	**6,988**	**30,151**	**-**	**37,139**
Provisions for the period 30 September 2024	8,178	2,874	-	11,052

ECLs impairment on Treasury Investments for 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	347	-	-	347
Provisions for the period - Income statement	1,457	-	-	1,457
Closing 30 September 2025	**1,804**	**-**	**-**	**1,804**
Provisions for the period 30 September 2024	32	-	-	32

ECLs impairment on Financial Guarantees for 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Opening 1 January	5,880	-	-	5,880
Writebacks for the period - Income statement	(3,678)	-	-	(3,678)
Closing 30 September 2025	**2,202**	**-**	**-**	**2,202**
Provisions for the period 30 September 2024	635	-	-	635

The table below presents an analysis of financial instruments - loans – sovereign and non-sovereign – by gross exposure, impairment allowance and coverage ratio at 30 September 2025 and 31 December 2024.

African Development Bank

Analysis of Loans at amortized cost, impairments and ECLs Coverage ratio[6]

As at 30 September 2025

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**21,501**	**3,572**	**588**	**25,661**	**67.52**	**97.11**	**302.77**	**467.60**
Non-Sovereign	2,148	367	388	2,903	47.28	28.89	218.49	294.86
Sovereign	19,353	3,205	200	22,758	20.24	68.22	84.28	172.74
Interest receivables	**401**	**62**	**402**	**865**	**2.45**	**5.81**	**187.66**	**195.93**
Non-Sovereign	46	11	30	87	2.10	2.05	29.47	33.62
Sovereign	355	51	372	778	0.35	3.76	158.20	162.31
Undisbursed loans	**10,011**	**759**	**43**	**10,813**	**6.99**	**30.15**	**-**	**37.14**
Non-Sovereign	693	-	43	736	6.75	-	-	6.75
Sovereign	9,318	759	-	10,077	0.24	30.15	-	30.39
Total Loans	**31,913**	**4,393**	**1,033**	**37,339**	**77.16**	**133.07**	**490.44**	**700.67**
Guarantees	**1,082**	**-**	**-**	**1,082**	**2.20**	**-**	**-**	**2.20**
Non-Sovereign	305	-	-	305	1.56	-	-	1.56
Sovereign	777	-	-	777	0.64	-	-	0.64
Treasury Investments	**9,702**	**-**	**-**	**9,702**	**1.80**	**-**	**-**	**1.60**
30 September 2025	**42,697**	**4,393**	**1,033**	**48,123**	**80.96**	**133.07**	**490.44**	**704.47**

	ECL Coverage ratios			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.31%**	**2.72%**	**51.49%**	**1.82%**
Non-Sovereign	2.21%	7.87%	56.31%	10.16%
Sovereign	0.10%	2.13%	42.14%	0.76%
Interest receivables	**0.61%**	**9.37%**	**46.68%**	**22.65%**
Non-Sovereign	4.57%	18.64%	98.23%	38.64%
Sovereign	0.10%	7.37%	42.53%	20.86%
Undisbursed loans	**0.07%**	**3.97%**	**-**	**0.34%**
Non-Sovereign	0.97%	-	-	0.92%
Sovereign	0.00%	3.97%	-	0.30%
Total Loans	**0.24%**	**3.03%**	**47.48%**	**1.88%**
Guarantees	**0.20%**	**-**	**-**	**0.20%**
Non-Sovereign	0.51%	-	-	0.51%
Sovereign	0.08%	-	-	0.08%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.19%**	**3.03%**	**47.48%**	**1.46%**

Slight differences may occur in totals due to rounding.

---

[6]*ECL coverage ratio shows the impairment allowance (ECL) in each stage as a proportion of gross exposure in each stage.*

As at 31 December 2024

(UA million)	Gross exposure				Impairment allowance			
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**19,964**	**3,745**	**483**	**24,192**	**71.05**	**126.53**	**279.38**	**476.96**
Non-Sovereign	2,192	626	273	3,091	50.87	49.69	190.80	291.36
Sovereign	17,772	3,119	210	21,101	20.18	76.84	88.58	185.60
Interest receivables	**450**	**66**	**399**	**915**	**4.58**	**8.02**	**183.93**	**196.54**
Non-Sovereign	62	15	24	101	3.77	3.51	22.06	29.34
Sovereign	388	51	375	814	0.81	4.51	161.88	167.20
Undisbursed loans	**8,949**	**778**	**44**	**9,771**	**0.91**	**22.68**	**-**	**23.59**
Non-Sovereign	691	-	44	735	0.39	-	-	0.39
Sovereign	8,258	778	-	9,036	0.52	22.68	-	23.20
Total loans and interest	**29,363**	**4,589**	**926**	**34,878**	**76.54**	**157.23**	**463.32**	**697.09**
Guarantees	**1,026**	**-**	**-**	**1,026**	**5.88**	**-**	**-**	**5.88**
Non-Sovereign	77	-	-	77	4.99	-	-	4.99
Sovereign	949	-	-	949	0.89	-	-	0.89
Treasury Investments	**8,702**	**-**	**-**	**8,702**	**0.35**	**-**	**-**	**0.35**
31 December 2024	**39,091**	**4,589**	**926**	**44,606**	**82.77**	**157.23**	**463.32**	**703.32**

	ECL Coverage ratio			
	Stage 1	Stage 2	Stage 3	Total
Loan Principal	**0.36%**	**3.38%**	**57.84%**	**1.97%**
Non-Sovereign	2.32%	7.94%	69.89%	9.43%
Sovereign	0.11%	2.46%	42.18%	0.88%
Undisbursed Loans	**1.02%**	**12.15%**	**46.10%**	**21.48%**
Non-Sovereign	6.08%	-	-	29.05%
Sovereign	0.21%	8.84%	-	20.54%
Interest receivables	**0.01%**	**2.92%**	**-**	**0.24%**
Non-Sovereign	0.06%	-	-	0.05%
Sovereign	0.01%	2.92%	-	0.26%
Total Loans & Interest receivables	**0.26%**	**3.43%**	**50.03%**	**2.00%**
Guarantees	**0.57%**	**-**	**-**	**0.57%**
Non-Sovereign	6.48%	-	-	6.48%
Sovereign	0.09%	-	-	0.09%
Treasury Investments	**-**	**-**	**-**	**-**
Total coverage ratio	**0.21%**	**3.43%**	**50.03%**	**1.58%**

An analysis of changes in ECL allowances in relation to the bank's financial assets carried at amortized cost is provided below:

Analysis of the changes in ECLs allowance account between 31 December 2024 and 30 September 2025

(UA thousands)	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount as at January 2025	**82,758**	**157,224**	**463,334**	**703,316**
New assets originated or purchased	18,347	2,468	-	20,815
Assets derecognized or repaid (excluding write off)	(6,203)	(29)	-	(6,232)
Transfer from Stage 1 to Stage 2	(3,680)	3,680	-	-
Transfer from Stage 2 to Stage 3	-	(6,586)	6,586	-
Transfer from Stage 2 to Stage 1	864	(864)	-	-
Transfer from Stage 1 to Stage 3	-	-	-	-
Amount written off	-	-	-	-
New and increased provision	(11,126)	(22,818)	20,514	(13,430)
Gross carrying amount as at 30 September 2025	**80,960**	**133,075**	**490,434**	**704,469**

Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank's principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: i) 1-year debt service payments, ii) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero, iii) loan equivalent value of committed guarantees, and iv) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank's core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank's short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank's equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank's net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

Market Risk

Market risk is the risk of loss or adverse financial impact on the Bank's financial instruments due to direct or indirect changes in market prices. The Bank principally faces two forms of market risk: (i) Currency exchange risk (ii) Interest rate risk.

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank's principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of the Bank's balance sheet is funded by equity resources, which are reported in UA (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank's policy is to minimize the potential fluctuation of the value of its net worth measured in UA by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (UA). In keeping with the Bank's currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank's recurring administrative expenditures shows a high concentration of expenses in Euros, US Dollars and CFA Francs.

Interest Rate Risk

The Bank's interest rate risk sensitivity is comprised of the following two elements:

•	The sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets.

•	The sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank's principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

NOTE D – FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 30 September 2025 and 31 December 2024:

Analysis of Financial Assets and Liabilities by Measurement Basis
(UA thousands)

30 September 2025	Financial Assets and Liabilities at FVTPL		Fair Value through OCI	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	962,945	962,945	962,945
Demand obligations	-	-	-	991	991	991
Treasury investments	7,442,355	-	-	10,246,204	17,688,559	16,700,312
Derivative assets	782,273	-	-	-	782,273	782,273
Accounts receivable	-	-	-	1,808,233	1,808,233	1,808,233
Loans	-	-	-	25,155,743	25,155,743	25,155,743
Equity participations	-	-	1,123,066	-	1,123,066	1,123,066
Total financial assets	**8,224,628**	**-**	**1,123,066**	**38,174,116**	**47,521,810**	**46,533,563**
Accounts payable	-	-	-	1,413,315	1,413,315	1,413,315
Derivative liabilities	1,928,826	-	-	-	1,928,826	1,928,826
Borrowings	-	30,628,145	-	282,708	30,910,853	30,350,014
Total financial liabilities	**1,928,826**	**30,628,145**	**-**	**1,696,023**	**34,252,994**	**33,692,155**

31 December 2024	Financial Assets and Liabilities at FVTPL		Fair Value through OCI	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value				
Cash	-	-	-	859,306	859,306	859,306
Demand obligations	-	-	-	1,146	1,146	1,146
Treasury investments	4,899,390	-	-	9,471,952	14,371,342	13,148,444
Derivative assets	863,319	-	-	-	863,319	863,319
Accounts receivable	-	-	-	1,648,261	1,648,261	1,648,261
Loans	-	-	-	23,691,207	23,691,207	23,691,207
Equity participations	-	-	1,090,631	-	1,090,631	1,090,631
Total financial assets	**5,762,709**	**-**	**1,090,631**	**35,671,872**	**42,525,212**	**41,302,314**
Accounts payable	-	-	-	1,513,361	1,513,361	1,513,361
Derivative liabilities	2,053,344	-	-	-	2,053,344	2,053,344
Borrowings	-	26,196,006	-	208,024	26,404,030	25,997,403
Total financial liabilities	**2,053,344**	**26,196,006**	**-**	**1,721,385**	**29,970,735**	**29,564,108**

The table below classifies the Bank's financial instruments that were carried at fair value at 30 September 2025 and 31 December 2024 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

Hierarchy of financial instruments at fair value through profit or loss

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data		Total	
	(Level 1)		(Level 2)		(Level 3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Treasury investments	6,758,115	4,297,348	681,951	599,695	2,289	2,347	7,442,355	4,899,390
Derivative assets	37,402	42,396	721,318	814,422	23,553	6,501	782,273	863,319
Equity participation	13,110	9,729	-	-	1,109,955	1,080,902	1,123,066	1,090,631
Total financial assets	**6,808,627**	**4,349,473**	**1,403,269**	**1,414,117**	**1,135,797**	**1,089,750**	**9,347,694**	**6,853,340**
Derivative liabilities	-	-	1,744,706	1,866,033	154,121	187,311	1,928,826	2,053,344
Borrowings	22,809,328	17,456,616	6,722,615	7,731,318	1,096,202	1,008,072	30,628,145	26,196,006
Total financial liabilities	**22,809,328**	**17,456,616**	**8,497,321**	**9,597,351**	**1,250,323**	**1,195,383**	**32,556,971**	**28,249,350**

The Bank's policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer. Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, US government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured assets and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However as noted earlier following the adoption of the expected credit loss model the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows.

Debt Securities – Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with

input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

Equity Shares – Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Fair Value Hierarchy – Financial Assets and Financial Liabilities at Amortized Cost

The table below classifies the fair value of the Bank's financial instruments that were carried at amortized cost at 30 September 2025 and 31 December 2024 into three levels reflecting the observability of inputs in the fair measurements, with level 1 as observable and level 3 unobservable.

Fair value hierarchy of financial instruments at amortized costs

(UA thousands)	Quoted prices in active markets for the same instrument (Level 1)		Valuation techniques for which all significant inputs are based on observable market data (Level 2)		Valuation techniques for which any significant input is not based on observable market data (Level 3)		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Treasury investments	9,178,543	8,266,885	645,214	552,547	-	-	9,823,757	8,819,432
Loans		-		-	25,155,743	23,691,207	25,155,743	23,691,207
Total financial assets	**9,178,543**	**8,266,885**	**645,214**	**552,547**	**25,155,743**	**23,691,207**	**34,979,500**	**32,510,639**
Borrowings	-	-	171,864	180,774	106,104	18,334	277,968	199,108
Total financial liabilities	**-**	**-**	**171,864**	**180,774**	**106,104**	**18,334**	**277,968**	**199,108**

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bonds Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	-
Equity participations	Net asset value	Percentage of equity holdings and net assets	Increase in net asset increases fair value
Derivative liabilities	Discounted cash flow	Volatility of credit spreads	-
Borrowings	Consensus pricing	Offered quotes Own credit	-

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below.

Comparable pricing

Comparable pricing refers to the method whereby valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities defaulting on obligations and the joint probability of multiple entities defaulting on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is applied primarily to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavourable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with the strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Day One Gain or Loss – Unrecognized Gains/Losses on the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 30 September 2025 and 31 December 2024 were made up as follows.

Movement in day one gain

(UA thousands)	2025	2024
Balance at 1 January	119,981	182,318
New transactions	871	(30,939)
Amounts recognized in income statement during the period	(15,653)	(29,100)
Translation effects	3,228	(2,298)
Balance	**108,427**	**119,981**

NOTE E – CASH

The Bank's cash and bank details at 30 September 2025 and 31 December 2024 were made as follows.

Summary of cash and bank balances

(UA thousands)	2025	2024
Balances with Central Banks	890,261	802,171
Balances with Commercial Banks	69,189	52,512
Other Cash balances	3,495	4,623
Total	**962,945**	**859,306**

African Development Bank
NOTE F – TREASURY INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria.

For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a AAA credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond 5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at 30 September 2025, the Bank had received collateral with fair value of UA 105 million (December 2024: UA 89 million) in connection with swap agreements. This amount was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in 'Other accounts payable'.

The composition of treasury investments as at 30 September 2025 and 31 December 2024 was as follows.

Net Treasury Investment portfolio

(UA thousands)	2025	2024
Treasury investments at amortized cost	10,248,008	9,472,299
Provision for impairment	(1,804)	(347)
	10,246,204	9,471,952
Treasury investments mandatorily measured at FVTPL	7,442,355	4,899,390
Total treasury investments	**17,688,559**	**14,371,342**

Treasury Investment as at 30 September 2025 included the amount of UA 915.84 million (2024: UA 589.67 million) funded by the proceeds of the hybrid capital.

Treasury Investments at Amortized Cost

The summary of the Bank's treasury investments at amortized cost as at 30 September 2025 and 31 December 2024 is as follows.

Summary of treasury investments at Amortized costs

	US Dollar		Euro		CNY		Other Currencies		All Currencies	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Government and Agency obligations	1,636.54	1,549.44	1,965.69	1,555.97	1,115.70	919.96	1,166.08	1,134.96	5,884.01	5,160.33
Corporate Bonds	273.36	287.25	-	-	-	-	-	-	273.36	287.25
Financial Institutions	229.65	241.22	124.67	26.54	-	-	194.15	275.26	548.47	543.02
Supranational	1,655.85	1,835.61	1,336.25	1,138.46	78.48	82.16	471.59	425.47	3,542.17	3,481.70
Total	**3,795.40**	**3,913.52**	**3,426.61**	**2,720.97**	**1,194.18**	**1,002.1**	**1,831.82**	**1,835.69**	**10,248.01**	**9,472.30**

The nominal value of treasury investments at amortized cost as of 30 September 2025 is UA 9,656.58 million (31 December 2024: UA 8,707.75). The average yield of treasury investments at amortized cost for the year ended 31 December 2024 was 2.24 percent (31 December 2024: 2.09 percent).

The contractual maturity structure of treasury investments at amortized cost as at 30 September 2025 and 31 December 2024 was as follows.

Maturity structure of Treasury investments at Amortized costs

(UA millions)	**2025**	2024
One year or less	120.21	651.99
More than one year but less than two years	783.10	723.23
More than two years but less than three years	958.43	790.88
More than three years but less than four years	1,041.91	933.44
More than four years but less than five years	1,058.59	1,007.02
More than five years	6,285.77	5,365.74
Total	**10,248.01**	**9,472.30**

The fair value of treasury investments at amortized cost as of 30 September 2025 was UA 9,828.23 million (31 December 2024: UA 8,819.90 million). Treasury investments at amortized costs includes UA 546.09 million (31 December 2023: UA 573.89 million) funded with the proceeds of the Hybrid Capital.

Treasury Investments mandatorily measured at FVTPL
A summary of the Bank's treasury investments at FVTPL at 30 September 2025 and 31 December 2024 were as follows.

Summary of treasury investments at FVTPL

(UA millions)	**US Dollar**		**Euro**		**CNY**		**Other Currencies**		**All Currencies**	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
Time deposits	1,379.08	462.61	384.21	255.82	155.41	346.63	244.95	96.25	2,163.65	1,161.31
Asset-backed securities	2.11	2.42	-	-	-	-	-	-	2.11	2.42
Government and Agency obligations	1,758.76	1,587.97	1,324.72	585.84	32.79	-	35.28	28.76	3,151.55	2,202.57
Financial Institutions	547.17	393.25	257.75	183.18	-	-	-	-	804.92	576.43
Supranational	701.49	611.31	584.49	345.35	-	-	34.14	-	1,320.12	956.66
Total	**4,388.61**	**3,057.56**	**2,551.17**	**1,370.19**	**188.20**	**346.63**	**314.37**	**125.01**	**7,442.35**	**4,899.39**

The nominal value of treasury investments mandatorily measured at FVTPL as of 30 September 2025 was UA 7,090.56 million (31 December 2024: UA 4,912.85 million). The average yield of treasury investments mandatorily measured at FVTPL for the period 30 September 2025 was 3.04 percent (31 December 2024: 4.21 percent). The contractual maturity structure of treasury investments mandatorily measured at FVTPL as of 30 September 2025 and 31 December 2024 were as follows.

Maturity structure of treasury investments at FVTPL

(UA millions)	**2025**	2024
One year or less	3,457.43	1,966.25
More than one year but less than two years	455.97	548.15
More than two years but less than three years	870.49	1,355.22
More than three years but less than four years	1,421.08	872.06
More than four years but less than five years	348.60	155.30
More than five years	888.78	2.41
Total	**7,442.35**	**4,899.39**

Treasury investments at FVTPL includes UA 369.75 million investments (31 December 2024: UA 15.78 million) funded with the proceeds of the Hybrid capital.

NOTE G – DERIVATIVE ASSETS AND LIABILITIES

The fair value of derivative financial assets and financial liabilities as at 30 September 2025 and 31 December 2024 were as follows.

Fair value of Derivative financial assets and financial liabilities

(UA thousands)	**2025**		2024	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings-related:				
Cross-currency swaps	395,817	1,539,570	572,352	1,491,344
Interest rate swaps	118,619	330,015	27,139	550,924
Loan swaps	230,436	57,447	221,432	7,235
	744,872	**1,927,032**	**820,923**	**2,049,503**
Investments-related:				
Asset swaps	-	1,794	-	3,841
Macro-hedge swaps and others	37,401	-	42,396	-
	37,401	1,794	42,396	3,841
Total	**782,273**	**1,928,826**	**863,319**	**2,053,344**

The notional amounts of derivative financial assets and liabilities as at 30 September 2025 and 31 December 2024 were follows.

Notional amounts for Derivative instruments

(UA thousands)

	2025	2024
Borrowings-related:		
Cross-currency swaps	16,197,939	14,437,641
Interest rate swaps	23,103,299	17,122,890
Loan swaps	3,251,245	2,879,474
	42,552,483	**34,440,005**
Investments-related:		
Asset swaps	80,844	84,987
	80,844	84,987
Total	**42,633,327**	**34,524,992**

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 30 September 2025, the Bank had futures with a notional value of EUR 2,428 million (UA 2,079 million) (2024: EUR 1,408 million, UA 1,122 million) and USD 22,232 million (UA 16,216 million) (2024: USD 12,885 million, UA 9,880 million) and GBP 255 million (UA 250 million) (2024: GBP 303 million, UA 292 million).

The carrying values of the Euro, US dollars and GBP futures was a market value of EUR 9.12 million (UA 10.76 million) (2024: EUR 15.58 million, UA 12.41 million) a market value of USD 14.76 million (UA 10.76 million) (2024: negative USD 7.08 million, UA 5.43 million) and a negative market value GBP 0.02 million (UA 0.02 million) (2024: negative GBP 0.35 million, UA 0.33 million) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure (i.e., EUR, GBP, CFA Franc and USD vis-à-vis the UA), the Bank executed forward exchange transactions to economically hedge its administrative

expenses. As at 30 September 2025 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

Fair value hedge

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in the income statement. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in the income statement.

The fair value of the loan swaps designated and effective as hedging instruments as at 30 September 2025 was an asset of UA 165.07 million (December 2024: UA 206.95 million). The fair value gain on these loan swaps for the period ended 30 September 2025 was UA 55.42 million (September 2024: UA 57.36 million). The fair value gain on the hedged loans attributable to the hedged risk was UA 52.86 million (September 2024: gain of UA 58.33 million). Therefore, the hedge effectiveness recognized in the income statement was a loss of UA 2.56 million (September 2024: gain of UA 0.97 million).

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the period ended September 2025, the amortization of fair value adjustment on the hedged risk amounted to a gain of UA 0.41 million (September 2024: gain of UA 1.30 million).

Cash flow hedge

The Bank issued hybrid capital instruments in 2024 and 2025 and invested the proceeds in certain types of bonds over an interim period of time. The transaction was a forecast purchase of bonds (using derivatives) with interest rate risk exposure between when the hybrid capital (is issued and) proceeds are received, and when bonds are purchased over an interim forecast or future period (of up to 3 months) to construct a dedicated bond portfolio.

To mitigate interest rate and income statement volatility during the interim period, the Bank applied cash flow hedge accounting using bonds futures. The table below shows the movement and closing balance on the cash flow hedge reserve and amounts transferred to income statement as reclassification adjustments.

Movement in cash flow hedge reserve

(UA thousands)	**2025**	**2024**
Fair value losses from hedging instrument	10,705	11,568
Reclassification to income statement	(849)	(863)
Net fair value losses in cash flow hedge reserve	**9,856**	**10,705**

NOTE H – LOANS AND GUARANTEES

Loans

The Bank's loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank's loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both

multicurrency and single currency terms—that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank's financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices**.**

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a 'cost-pass-through' principle to ensure that the overall cost of funds is compensated.

At 30 September 2025 and 31 December 2024, outstanding loans were as follows:

(UA thousands)	**2025**	2024
Outstanding balance of loans - Gross	25,660,279	24,191,757
Provision for impairment	(504,536)	(500,550)
Total Outstanding Loans	**25,155,743**	**23,691,207**

Classification of Loans

At 30 September 2025 and 31 December 2024, the carrying values of net outstanding loans were as follows:

(UA thousands)	**2025**	2024
Loans at amortized cost		
Fixed rate loans	3,622,660	3,349,440
Floating rate loans	21,897,700	20,695,230
Variable rate loans	139,919	147,087
Gross Loans	**25,660,279**	**24,191,757**
Provision for impairment	(504,536)	(500,550)
Total Outstanding Loans	**25,155,743**	**23,691,207**

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower's credit spread estimated based on the Bank's internal rating methodology for non-sovereign loans. During the period, the fair value of the loan was determined as zero due to changes in the key valuation inputs. Subsequent changes in the key valuation inputs would lead to impairment gains that would be recognized in the income statement when it happens.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of total outstanding loans (on gross basis) as at 30 September 2025 and 31 December 2024 was as follows.

Maturity structure of loan portfolio

Periods		2025			2024
(UA millions)	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	410.17	1,672.87	139.92	2,222.96	2,183.83
More than one year but less than two	266.20	1,841.44	-	2,107.64	1,928.39
More than two years but less than	296.15	1,840.79	-	2,136.94	2,005.91
More than three years but less than	304.91	1,735.30	-	2,040.21	2,030.05
More than four years but less than	304.40	1,534.71	-	1,839.11	1,926.00
More than five years	2,040.83	13,272.59	-	15,313.42	14,117.57
Gross Outstanding Loans	**3,622.66**	**21,897.70**	**139.92**	**25,660.28**	**24,191.76**

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans (on gross basis) as at 30 September 2025 and 31 December 2024 were as follows:

(UA millions)			2025 Amount	2025 %	2024 Amount	2024 %
Fixed Rate:	Multi-Currency	Euro	-		-	
		Japanese Yen	-		-	
		Pound Sterling	-		-	
		Swiss Franc	-		-	
		US Dollar	59.76		62.82	
			59.76	0.23	62.82	0.26
	Single Currency	Euro	886.74		958.08	
		Japanese Yen	-		-	
		South African Rand	590.89		375.36	
		US Dollar	368.43		377.20	
		Others	-		-	
			1,846.06	7.19	1,710.64	7.07
	Structured Products	Euro	1,426.69		1,367.11	
		US Dollar	78.78		-	
		South African Rand	211.37		208.87	
			1,716.84	6.69	1,575.98	6.51
Floating Rate:	Single Currency	Euro	2,472.91		2,573.88	
		Pound Sterling	-		-	
		Japanese Yen	-		-	
		South African Rand	1,043.43		843.80	
		US Dollar	4,277.22		4,943.18	
		Others	-		-	
			7,793.56	30.37	8,360.86	34.56
	Structured Product	Euro	7,475.76		6,352.49	
		Japanese Yen	4.58		2.01	
		US Dollar	5,895.14		5,300.46	
		South African Rand	728.66		679.41	
			14,104.14	54.97	12,334.37	50.99
Variable Rate:	Multi-Currency	US Dollar	139.92		147.09	
			139.92	0.55	147.09	0.61
Gross Outstanding Loans			**25,660.28**	**100.00**	**24,191.76**	**100.00**

The weighted average yield on outstanding loans (on gross basis) for the period ended 30 September 2025 was 2.67 percent (30 September 2024: 4.63 percent).

A comparative summary of the currency composition of outstanding loans at 30 September 2025 and 31 December 2024 were as follows.

Currency composition of loan portfolio

(UA millions)	**2025**		2024	
	Amount	%	Amount	%
Euro	12,262.09	47.79	11,251.56	46.51
Japanese Yen	4.59	0.02	2.01	0.01
South African Rand	2,574.36	10.03	2,107.44	8.71
US Dollar	10,819.24	42.16	10,830.75	44.77
Gross Outstanding Loans	**25,660.28**	**100.00**	**24,191.76**	**100.00**

Reconciliation of ECLs on Loan Principal and Undisbursed loans

The movements in the accumulated provision for impairment on the outstanding loan principal for the year ended 30 September 2025 and 31 December 2024 were as follows:

(UA thousands)	**2025**	2024
Balance as at 1 January	500,550	727,776
Provision for impairment on loan principal and undisbursed loans for the period (net)	3,986	(13,642)
Loans written off	-	(213,584)
Net balance	**504,536**	**500,550**

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans (including undisbursed loans). During the period ended 30 September 2025, impairment provision on private sector loans (including undisbursed loans) amounted to UA 9.66 million (2024: write-back of UA 167.94 million) while impairment for sovereign loans (including undisbursed loans) amounted to a writeback of UA 5.67 million (2024: UA 59.27 million). The accumulated provisions on private sector loans at 30 September 2025 amounted to UA 301.41 million (2024: UA 291.75 million) while accumulated provisions on public sector loans amounted to UA 203.13 million (2024: UA 208.80 million).

ECLs on Stage 3 Loan Principal

At 30 September 2025, outstanding loans with an aggregate principal balance of UA 587.16 million (31 December 2024: UA 482.68 million), of which UA 249.56 million (31 December 2024: UA 241.47 million) was overdue and credit impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 30 September 2025 and 31 December 2024 were as follows:

(UA thousands)	**2025**	2024
Outstanding balance on impaired loans	587,163	482,681
Provision for impairment (Stage 3 only)	(302,765)	(279,386)
Net balance on impaired loans	**284,398**	**203,295**

Accounts Receivable

Accrued Income and Charges Receivable on Loans including Other Accounts Receivable

The accrued income and charges receivable on loans as at 30 September 2025 and 31 December 2024 were as follows.

(UA thousands)	**2025**	2024
Accrued income and charges receivable on loans	917,265	952,194
Provision for impairment	(195,927)	(196,540)
Total	**721,338**	**755,654**
Other accounts receivable;		
Accrued and other similar receivables	684,446	723,342
Staff receivables	67,889	76,960
Other receivables	331,329	87,730
Prepayments	3,232	4,575
Sub-total	**1,086,895**	**892,607**
Total Accounts Receivable	**1,808,233**	**1,648,261**

Reconciliation of ECLs on Charges Receivable

The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 30 September 2025 and 31 December 2024 were as follows:

Summary of ECL on charges receivable

(UA thousands)	**2025**	2024
Balance at January 1	196,540	231,000
Provisions/(Writeback) on impairment on loan charges for the year (net)	(613)	4,170
Loans written off	-	(38,630)
Net Balance	**195,927**	**196,540**

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the period ended 30 September 2025, an impairment provision was made on interest and charges receivable on private sector loans in the amount of UA 4.28 million (31 December 2024: writeback of UA 41.05 million), while interest and charges receivable on public sector loans decreased by UA 4.89 million (2024: provision of UA 6.58 million). The accumulated provision on interest and charges receivable on private sector loans at 30 September amounted to UA 33.62 million (31 December 2024: UA 29.34 million) while accumulated provisions on interest and charges receivables on public sector loans amounted to UA 162.31 million (31 December 2024: UA 167.20 million).

ECLs on Stage 3 Charges Receivable

At 30 September 2025, outstanding charge receivable has an aggregate balance of UA 402.00 million (31 December 2024: UA 399.23 million).

The gross amounts of charge receivable that were impaired and their cumulative impairment at 30 September 2025 and 31 December 2024 were as follows.

Summary of ECL on impaired charges receivable

(UA thousands)	**2025**	2024
Outstanding balance on impaired receivable	402,000	399,228
Provision for impairment	(187,670)	(183,948)
Net balance on stage 3 charges receivables	**214,330**	**215,280**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 30 September 2025, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 44.04 million (31 December 2024: UA 53.41 million).

Also, the Bank provides repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Repayment guarantees provided by the Bank outstanding at 30 September 2025 amounted to UA 1,082.60 million (31 December 2024: UA 1,026.30 million), of which UA 63.13 million (31 December 2024: UA 59.50 million) is related to trade finance as at 30 September 2025.

The accumulated ECL calculated on the guarantees issued by the Bank as at 30 September 2025 was UA 2.20 million (31 December 2024: UA 5.88 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as EEAs (see additional details in Note C).

In addition to EEAs, since 2018, the Bank has entered into Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note C.

The Bank has purchased credit enhancement facilities from the PSF for some of its non-sovereign loans. As at 30 September 2025, the maximum coverage amounts of non-sovereign loans by PSF amounted to UA 547.98 million (31 December 2024: UA 549.26 million).

The total cost of BSO coverage for the period ended 30 September 2025 was UA 9.42 million (30 September 2024: UA 11.42 million).

NOTE I – EQUITY PARTICIPATIONS

Investment in ADF

The African Development Fund (ADF or the Fund) was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the African Development Bank and 7 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the African Development Bank. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven primarily by staff time spent on individual entity's work program deliverables. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended 30 September 2025 amounted to UA 191.28 million (30 September 2024: UA 182.00 million), representing 51.25 percent (30 September 2024: 51.25 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the AfDB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the

Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 30 September 2025, the Bank's pro-rata or economic share in ADF was 0.30 percent (31 December 2024: 0.31 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund was not consolidated in the Bank's Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank's investment in the Fund declined, resulting in impairment loss on the Bank's investment. The net assets of ADF are composed of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank's equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank's paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank's equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

For the period ended 30 September 2025, dividend income decreased by UA 0.73 million (6.73 percent) to UA 10.14 million from UA 10.87 million in 30 September 2024.

The Bank's equity interests at 30 September 2025 and 31 December 2024 are summarized below.

Institutions	2025	2024
Investment in ADF	111,741	111,741
Accumulated share of profit/ (loss) & impairment on 1 January	(49,902)	(49,902)
Share of losses on equity accounted investments for the period	142	282
Impairment for the period	1,073	(275)
	63,054	61,846
DIRECT INVESTMENTS		
TOTAL DIRECT INVESTMENT AND FUNDS	**1,060,012**	**1,028,785**
GRAND TOTAL	**1,123,066**	**1,090,631**

NOTE J – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

The Bank's Property, equipment and Intangible assets as at 30 September 2025 and 31 December 2024 are summarized below:

(UA thousands)	**2025**	2024
Costs	391,170	384,496
Accumulated depreciation	(328,522)	(316,973)
Net Book Value	**62,648**	**67,523**

NOTE K – BORROWINGS

As at 30 September 2025 and 31 December 2024, the Bank's borrowings were as follows:

(UA thousands)	**2025**	2024
Borrowings at fair value	30,628,145	26,196,006
Borrowings at amortized cost	282,708	208,024
Total	**30,910,853**	**26,404,030**

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank's leverage. The ratio caps the Bank's total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank's usable capital at 30 September 2025 was UA 71.91 billion (31 December 2024: UA 68.10 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 30 September 2025 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	5,490.79	433.92	5,924.71
More than one year but less than two years	6,092.55	205.35	6,297.90
More than two years but less than three years	8,722.12	248.34	8,970.46
More than three years but less than four years	1,292.66	77.42	1,370.08
More than four years but less than five years	5,232.93	25.29	5,258.22
More than five years	2,692.74	114.04	2,806.78
Total	**29,523.79**	**1,104.36**	**30,628.15**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	55.40	-	55.40
More than one year but less than two years	27.08	-	27.08
More than two years but less than three years	108.39	-	108.39
More than three years but less than four years	48.15	-	48.15
More than four years but less than five years	-	-	-
More than five years	43.53	-	43.53
Subtotal	**282.55**	**-**	**282.55**
Net unamortized premium and discount	0.16	-	0.16
Total	**282.71**	**-**	**282.71**

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2024 was as follows:

Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	2,995.29	420.90	3,416.19
More than one year but less than two years	6,341.94	218.68	6,560.62
More than two years but less than three years	6,394.97	135.57	6,530.54
More than three years but less than four years	3,900.59	111.92	4,012.51
More than four years but less than five years	3,651.86	99.01	3,750.87
More than five years	1,880.88	44.40	1,925.28
Total	**25,165.53**	**1,030.48**	**26,196.01**

Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	60.19	-	60.19
More than one year but less than two years	17.63	-	17.63
More than two years but less than three years	69.49	-	69.49
More than three years but less than four years	7.82	-	7.82
More than four years but less than five years	8.91	-	8.91
More than five years	44.49	-	44.49
Subtotal	**208.53**	**-**	**208.53**
Net unamortized premium and discount	(0.51)	-	(0.51)
Total	**208.02**	**-**	**208.02**

The fair value of borrowings carried at fair value through profit or loss at 30 September 2025 was UA 30,910.85 million (December 2024: UA 26,196.01 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 30 September 2025 was UA 33,133.82 million (December 2024: 29,154.12 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note P, there was a net loss of UA 62.91 million on borrowings, related derivatives and others for the period ended 30 September 2025 (30 September 2024: a gain of UA 50.04 million). The fair value movement attributable to changes in the Bank's credit risk included in the other comprehensive income for the period ended 30 September 2025 was a loss of UA 41.82 million (30 September 2024: a loss of UA 9.63 million).

Fair value movements attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank's credit spread on the relevant liquid markets for AfDB quoted bonds versus market referenced rate both at the beginning and end of the relevant year. The Bank's credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 30 September 2025, the cumulative unrealized fair value losses to date were UA 451.21 million (December 2024: UA 111.94 million).

NOTE L—ACCOUNTS PAYABLE

Accounts payable for the year ended 30 September 2025 and 31 December 2024 consists of:

Composition of accounts payable

(UA thousands)

	2025	2024
Accrued financial charges:		
Accrued interest on borrowings	268,012	293,409
Accrued interest payable on cross currency swaps	269,504	510,596
Accrued interest on lease liabilities	114	113
Sub-total	**537,630**	**804,118**
Other accounts payables	875,685	709,243
Total accounts payable	**1,413,315**	**1,513,361**

NOTE M – EQUITY

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS). The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created were allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock

of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual instalments for member countries eligible to receive financing from ADF and eight annual instalments for member countries not eligible to receive financing from ADF. A member country's payment of the first installment triggers its subscription, and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

At the Fifty-Ninth Annual Meeting of the African Development Bank held on 29 May 2024, the Board of Governors approved, by Resolution B/BG/2024/09, the General Callable Capital Increase of UA 88,125,360,000 to preserve the Bank's lending capacity. This approval increased the Bank's authorized capital from UA 152,034,360,000 to UA 240,159,720,000.

The Bank's capital as at 30 September 2025 and 31 December 2024 were as follows:

(UA thousands)	**2025**	**2024**
Capital Authorized (in shares of UA 10 000 each)	240,159,720	240,159,720
Less: Unsubscribed	(68,712,695)	(76,654,919)
Subscribed Capital	171,447,025	163,504,801
Less: Callable Capital	(161,515,002)	(153,532,422)
Paid-up Capital	9,932,023	9,972,379
Shares to be issued upon payment of future installments	(2,135,450)	(2,439,487)
Add: Amounts paid in advance	553	585
Capital	**7,797,126**	**7,533,477**

Included in the authorized data for 30 September 2025 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia ('former Yugoslavia').

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

Subscriptions by member countries and their voting power at 30 September 2025 were as follows:

African Development Bank

(UA'000)	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	ALGERIA	776,189	4.584	420,193	7,341,680	776,814	5.344
2	ANGOLA	142,552	0.842	71,797	1,353,722	143,177	0.985
3	BENIN	30,704	0.181	14,647	292,390	31,329	0.216
4	BOTSWANA	112,852	0.667	83,385	1,045,130	113,477	0.781
5	BURKINA FASO	60,052	0.355	29,207	571,330	60,677	0.417
6	BURUNDI	30,004	0.177	13,272	286,766	28,922	0.199
7	CABO VERDE	7,962	0.047	4,381	75,250	8,587	0.059
8	CAMEROON	226,881	1.340	52,575	2,216,251	135,601	0.933
9	CENTRAL AFRICAN REPUBLIC	4,675	0.028	1,975	44,782	5,300	0.036
10	CHAD	8,784	0.052	3,974	83,880	9,409	0.065
11	COMOROS	1,052	0.006	679	9,856	1,678	0.011
12	REPUBLIC OF THE CONGO	50,583	0.299	26,004	479,840	51,208	0.352
13	COTE D'IVOIRE	556,636	3.288	244,328	5,322,050	557,261	3.833
14	DEMOCRATIC REPUBLIC OF	219,225	1.295	66,808	2,125,445	219,850	1.512
15	DJIBOUTI	1,213	0.007	1,517	10,610	1,838	0.013
16	EGYPT	1,476,536	8.721	468,640	14,296,720	922,391	6.345
17	EQUATORIAL GUINEA	9,588	0.057	7,969	87,912	10,213	0.070
18	ERITREA	4,536	0.027	3,178	42,182	5,161	0.036
19	ESWATINI	16,441	0.097	11,825	152,590	17,066	0.117
20	ETHIOPIA	362,396	2.140	92,141	3,531,830	222,026	1.527
21	GABON	66,219	0.391	56,747	605,468	66,844	0.460
22	GAMBIA	17,304	0.102	6,823	166,240	17,929	0.123
23	GHANA	308,834	1.824	138,101	2,950,211	309,459	2.129
24	GUINEA	53,630	0.317	22,325	513,990	54,255	0.373
25	GUINEA BISSAU	984	0.006	990	8,860	1,609	0.011
26	KENYA	180,161	1.064	82,734	1,718,880	180,786	1.244
27	LESOTHO	13,155	0.078	6,992	124,570	13,780	0.095
28	LIBERIA	26,198	0.155	11,294	250,711	26,823	0.185
29	LIBYA	508,759	3.005	200,283	4,887,307	307,592	2.116
30	MADAGASCAR	94,238	0.557	40,324	902,000	94,863	0.653
31	MALAWI	42,934	0.254	18,942	410,410	43,559	0.300
32	MALI	25,444	0.150	20,487	233,958	26,069	0.179
33	MAURITANIA	7,732	0.046	5,152	72,186	8,357	0.057
34	MAURITIUS	94,168	0.556	52,759	888,860	94,793	0.652
35	MOROCCO	1,107,696	6.542	384,494	10,692,469	693,761	4.772
36	MOZAMBIQUE	136,437	0.806	35,105	1,329,288	84,944	0.584
37	NAMIBIA	49,768	0.294	25,885	471,800	50,393	0.347
38	NIGER	47,438	0.280	13,562	460,823	29,426	0.202
39	NIGERIA	1,359,298	8.028	760,037	12,832,950	1,269,950	8.736
40	RWANDA	19,665	0.116	8,749	187,896	20,289	0.140
41	SÃO TOMÉ AND PRÍNCIPE	8,622	0.051	4,086	82,143	9,247	0.064
42	SENEGAL	135,681	0.801	57,384	1,299,443	127,658	0.878
43	SEYCHELLES	4,203	0.025	3,291	38,740	4,828	0.033
44	SIERRA LEONE	15,893	0.094	12,985	145,951	16,518	0.114
45	SOMALIA	4,300	0.025	3,157	39,846	4,925	0.034
46	SOUTH AFRICA	736,038	4.347	381,374	6,979,010	736,663	5.068
47	SOUTH SUDAN	41,029	0.242	6,665	403,640	38,991	0.268
48	SUDAN	14,034	0.083	14,160	126,177	14,659	0.101
49	TANZANIA	117,540	0.694	51,020	1,124,387	118,165	0.813
50	TOGO	23,884	0.141	10,566	228,276	24,509	0.169
51	TUNISIA	210,073	1.241	109,165	1,991,560	210,698	1.449
52	UGANDA	55,921	0.330	24,582	534,642	56,546	0.389
53	ZAMBIA	170,405	1.006	73,967	1,630,070	171,031	1.176
54	ZIMBABWE	249,956	1.476	114,835	2,384,744	250,581	1.724
Total Regionals		**10,046,502**	**59.337**	**4,377,517**	**96,087,722**	**8,502,485**	**58.489**

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
Total Regionals		**10,046,502**	**59.337**	**4,377,517**	**96,087,722**	**8,502,485**	**58.489**
55	ARGENTINA	10,194	0.060	7,185	94,760	10,819	0.074
56	AUSTRIA	64,252	0.379	34,864	607,660	64,877	0.446
57	BELGIUM	93,548	0.553	61,730	873,750	94,173	0.648
58	BRAZIL	21,791	0.129	16,970	200,940	22,416	0.154
59	CANADA	560,746	3.312	367,229	5,240,240	561,371	3.863
60	CHINA	294,616	1.740	100,592	2,845,570	186,276	1.281
61	DENMARK	268,385	1.585	98,768	2,585,090	169,973	1.169
62	FINLAND	70,340	0.415	38,169	665,240	70,965	0.488
63	FRANCE	540,433	3.192	293,241	5,111,090	541,058	3.722
64	GERMANY	954,864	5.640	350,372	9,198,270	603,094	4.149
65	INDIA	41,376	0.244	21,906	391,860	42,001	0.289
66	IRELAND	117,466	0.694	48,999	1,125,670	118,091	0.812
67	ITALY	349,229	2.063	189,445	3,302,850	349,854	2.407
68	JAPAN	792,484	4.681	430,132	7,494,710	793,109	5.456
69	KOREA	69,258	0.409	37,274	655,310	69,883	0.481
70	KUWAIT	64,252	0.379	34,864	607,660	64,877	0.446
71	LUXEMBOURG	29,833	0.176	14,385	283,950	30,458	0.210
72	NETHERLANDS	201,982	1.194	73,605	1,946,220	128,217	0.882
73	NORWAY	269,924	1.594	98,945	2,600,300	170,931	1.176
74	PORTUGAL	34,616	0.204	18,864	327,300	35,241	0.243
75	SAUDI ARABIA	27,880	0.165	15,131	263,670	28,505	0.196
76	SPAIN	154,377	0.912	100,670	1,443,100	155,002	1.066
77	SWEDEN	359,000	2.120	122,482	3,467,520	226,784	1.560
78	SWITZERLAND	211,669	1.250	120,912	1,995,780	212,294	1.460
79	TÜRKIYE	57,078	0.337	27,524	543,260	57,703	0.397
80	UNITED KINGDOM	271,589	1.604	177,620	2,538,270	272,214	1.873
81	UNITED STATES OF AMERICA	953,496	5.632	517,731	9,017,240	954,121	6.563
Total Non-Regionals		**6,884,678**	**40.663**	**3,419,609**	**65,427,280**	**6,034,307**	**41.511**
Grand Total		**16,931,180**	**100.000**	**7,797,126**	**161,515,002**	**14,536,792**	**100.000**

The subscription position including the distribution of voting rights at 30 September 2025 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI V,GCI-VI and GCI-VII. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in US Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the US Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 30 September 2025 and 31 December 2024, the Cumulative Exchange Adjustment on Subscriptions were as follows.

Cumulative exchange adjustment on subscriptions

(UA thousands)	2025	2024
Balance at 1 January	146,706	151,635
Net conversion losses on new subscriptions	(3,094)	(4,929)
Balance	**143,612**	**146,706**

Reserves

The reserves increased by UA 101.74 million (2.37 percent) from UA 4,285.76 million as at 31 December 2024 to UA 4,387.50 million as at 30 September 2025. This increase is due to the total comprehensive income for the period.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

Cash Flow Hedge Reserve

A cash flow hedge reserve is a reserve that records the effective portion of gains or losses on a hedging instrument and reclassification adjustments to the income statement in the same period (s) in which the forecast cashflows affect the income statement. Details of the movement in the reserve in 2025 is disclosed in Note G—Hedge Accounting.

Hybrid Capital Instrument

On 30 September 2025, the Bank completed its second issuance of perpetual, deeply subordinated and fixed rate reset Hybrid Capital Notes, with issue proceed of UA 363.92 million (USD 500 million) at a discretionary coupon rate of 5.875%. The transaction costs was 0.5 percent of the issue amount, or UA 1.82 million (USD 2.5 million). The Bank issued Transaction 1 of the subordinated and perpetual Hybrid Capital Notes on 30 January 2024 with issue proceed of UA 563.86 million (USD 750 million) at a discretionary coupon rate of 5.750 percent. The transaction cost was 0.5 percent or UA 2.83 million (USD 3.75 million). As at 30 September 2025, the total carrying amount of the Bank's Hybrid Capital was UA 927.78 million (Transaction 1 on 30 January 2024 : UA 563.86 million and Transaction 2 on 30 September 2024 : UA 363.92 million).

The Bank has the sole and absolute discretion to call or redeem the Hybrid Capital (or on the occurrence of certain or repurchase events) and to pay the discretionary coupon and principal to the holders. The discretionary coupon is non-accruing and would only be deemed payable to the holders, if and only if declared and approved by the Bank. If a trigger event occurs, and the set threshold (7.5x) is breached, payment of the discretionary coupon must be canceled. Also, the Hybrid Capital would be written down if certain events occur.

Based on its terms, the Hybrid Capital meets the definition of equity under IFRS and was consequently classified and presented under equity in the financial statements. As such, all amounts received from the issue (e.g. proceeds) and all payment amounts (e.g. transaction costs and discretionary coupons) would be directly re- corded in equity. Also, the Hybrid Capital would be recorded at historical cost and would not be remeasured over time.

Details of the Hybrid Capital are presented below.

Issuance	Initial issue date	First call date	Initial nominal value (currency) USD'000	Initial nominal value (UA'000)	Issue Currency	Coupon Rate	Interest reset rate	Carrying Amount (UA'000)
1	30-Jan-24	30-Aug-34	750,000	563,859	USD	5.750%	5-year US treasury yield +157.5 bps	563,859
2	30-Sep-25	01-Aug-35	500,000	363,922	USD	5.875%	5-year US treasury yield +165.3 bps	363,922
			1,250,000					**927,781**

Under the terms of issuance, the Bank retains full discretion to call or redeem the Hybrid Capital, whether upon specified events, repurchase triggers, or at its own initiative. Coupon payments are fully discretionary; they do not accrue if unpaid and are only recognized when declared and approved by the Bank.

If the Hybrid capital is not redeemed at its first call date, the coupon rate will reset on the first reset date.

In addition, if a trigger event occurs, that is, if the ratio of total assets to total equity exceeds 7.5 - the Bank is required to withhold any discretionary coupon payments. The Hybrid Capital is also subject to permanent write-down provisions if specified events occur, in accordance with the instrument's contractual terms.

The Bank paid and recognized in equity, the annual discretionary coupon of UA 31.77 million (USD 43.13 million) as at September 2025 compared to UA 16.27 million (USD 21.56 million) paid and recognized in equity (6 months) for 2024.

HCI Trigger Event as at 30 September 2025

The discretionary coupon payments must be mandatorily cancelled if the ratio of total assets to paid-in capital and reserves exceeds 7.5x.

Hybrid capital trigger event ratio

Total assets/Paid-in capital and reserves (< limit 7.5x)	3.66
Distance to trigger event (UA millions)	6,634.84

Allocable income

Allocable income is a management performance measure for making distributions out of its net income to reserves and developmental activities. Allocable income is net income before distribution approved by the Board, adjusted for the impact of volatile unrealized elements of gains or losses on borrowings at fair value and related derivatives and currency translation gains or losses and hybrid capital adjustments.

At 30 September 2025 and 31 December 2024, allocable income was as follows.

Allocable income

(UA thousands)	2025	2024
Net Income before distribution approved by the Board of Governors	233,381	280,469
Adjustment for volatile elements of gains and losses:		
Unrealized (gains) / losses on borrowings and derivatives	62,906	(50,039)
Translation (gains)/losses	8,360	15,512
Total Adjustment for volatile elements of gains and losses	71,266	(34,527)
Paid -Hybrid Capital Instruments Transaction costs	(1,820)	(2,831)
Paid – Hybrid Capital Discretionary Coupon (2025 accrued portion)	(18,961)	(16,271)
*Projected – Hybrid Capital Discretionary Coupon	(4,631)	(4,681)
Total Hybrid Capital Adjustments	(25,412)	(23,783)
Allocable income	**279,235**	**222,159**

* The projected Hybrid Capital discretionary coupon would be recognized directly in equity if the Bank elects to declare, approve and pay at the next discretionary coupon date.

NOTE N – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from Loans and Related Derivatives

Income from loans and related derivatives for the period ended 30 September 2025 and 30 September 2024 was as follows.

Income from Loans and related derivatives

(UA thousands)	2025	2024
Interest income on loans not impaired	881,024	938,901
Interest income on impaired loans	33,959	33,383
Interest on loan swaps	24,000	57,806
Total Interest Income on Loans	**938,983**	**1,030,090**
Commitment & other similar fees	36,502	29,179
Guarantee fees	6,205	7,620
Total Fee income	**42,707**	**36,799**
Balance sheet optimization (BSO) fees	(9,419)	(11,419)
Total	**972,271**	**1,055,470**

Analysis of Interest Income from loans by Operations

Composition of interest income on loans

(UA thousands)	2025	2024
Interest income on Sovereign loans	746,033	790,035
Interest income on Non sovereign loans	168,950	182,249
Interest on loan swaps	24,000	57,806
Total	**938,983**	**1,030,090**

Income from Treasury Investments and Related Derivatives

Income from Treasury Investments and related derivatives for the period ended 30 September 2025 and 30 September 2024 was as follows.

Income from Treasury Investments and related derivatives

(UA thousands)	2025	2024
Interest income	343,849	332,891
Realized fair value gains on investments	33,040	58,204
Unrealized fair value gains on investments	27,820	15,357
Subtotal	60,859	73,561
Total	**404,708**	**406,452**

Total interest income on treasury investments at amortized cost for the period ended 30 September 2025 was UA 162.14 million (2024: UA 134.07 million). Interest income on treasury investments includes UA 29.54 million (2024: UA 20.86 million) from investments acquired with the proceeds of the hybrid capital.

Net interest income

The net interest income for the period ended 30 September 2025 and 30 September 2024 was as follows:

(UA thousands)	2025	2024
Interest income from Loans	938,983	1,030,090
Interest income from Treasury Investment	343,849	332,891
Other debt securities	17,044	7,538
Total Interest Income	**1,299,876**	**1,370,519**
Borrowing expenses (Note P)	(928,287)	(1,058,324)
Net interest income	**371,589**	**312,195**

NOTE O – OTHER INCOME

Other Income represents net earnings that arise from other sources and activities apart from the Bank's development related activities and Investment activities. They are as follows for the period ended 30 September 2025 and 30 September 2024:

Composition of other income

(UA thousands)	2025	2024
Management fees	6,338	5,337
Rental income	700	641
Miscellaneous Income	2,499	3,040
Board allowances received	156	73
Share of profits/(losses) in associate	142	(3)
Losses on disposal of Property and equipment	-	(3)
Others	1,664	2,567
Total	**11,499**	**11,651**

NOTE P – BORROWING EXPENSES

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the period ended 30 September 2025 and 30 September 2024 was as follows.

(UA thousands)	2025	2024
Charges to bond issuers	586,048	468,954
Amortization of issuance costs	339	2,577
Interest on operating lease	320	270
Total	**586,707**	**471,801**

Total interest expense for financial liabilities not at fair value through profit or loss for the period ended 30 September 2025 was UA 16.57 million (September 2024: UA 19.01 million).

Net Interest on Borrowing and Related Derivatives

Net interest on borrowing-related derivatives for the period ended 30 September 2025 and 30 September 2024 was as follows.

(UA thousands)	2025	2024
Interest on derivatives payable	1,182,480	1,241,644
Interest on derivatives receivable	(840,899)	(655,120)
Total	**341,580**	**586,523**
Net borrowing expenses	**928,287**	**1,058,324**

Losses or gains on Borrowings and Related Derivatives

Gains/losses on borrowings, related derivatives and others for the period ended 30 September 2025 and 30 September 2024 was as follows.

(UA thousands)	2025	2024
Gains/Losses on Derivatives	420,691	399,503
Gains/Losses on Borrowings	(536,867)	(408,514)
Gains/Losses on Hedged loans	53,270	59,050
Gains/(Losses) borrowings, related derivatives and others	**(62,906)**	**50,039**

The gains on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 2.56 million (September 2024: unrealized gain of UA

0.97 million), representing hedge effectiveness and a gain of UA 0.41 million (September 2024: gain of UA 1.30 million) of amortization of fair value adjustments on the hedged risk (See Note G)

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the period ended 30 September 2025 amounted to a loss of UA 4.42 million (September 2024: loss of UA 6.24 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the period ended 30 September 2025 was a gain of UA 27.22 million (September 2024: a gain UA 22.15 million).

NOTE Q – ADMINISTRATIVE EXPENSES
Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven primarily by the staff time spent on individual entity's work program deliverables. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses for the period ended 30 September 2025 and 30 September 2024 comprised the following.

(UA thousands)	2025	2024
Salaries and wages*	301,494	282,462
Other general	58,028	54,168
Total	**359,522**	**336,630**
Reimbursable by ADF	(191,278)	(181,998)
Reimbursable by NTF	(796)	(634)
Net	**167,448**	**153,998**

*Shares of ADB manpower expenses amount to UA 181.19 million (2024: UA 172.50 million).

The amount reimbursable to ADB by ADF and NTF is based on the cost sharing ratio applied on the Bank's Group's manpower expenses, other general expenses, depreciation and amortization expenses.

NOTE R: EMPLOYEE BENEFITS
Staff Retirement Plan and Medical Benefits Plan
The table below summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at 30 September 2025 and 31 December 2024.

(In UA million)

	Staff Retirement Plan		Medical Benefit Plan		Total	
	2025	2024	**2025**	2024	**2025**	2024
Balance at January 1	97.87	36.88	(266.20)	(266.84)	(168.33)	(229.96)
Employee Benefit Liability for the period	-	60.99	(14.85)	0.64	(14.85)	61.63
Asset/(Liability) on balance sheet	**97.87**	**97.87**	**(281.05)**	**(266.20)**	**(183.18)**	**(168.33)**

NOTE S – RELATED PARTIES
The following related parties have been identified.

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 27 non-African states (the 'regional members' and 'non-regional members', respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each

member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. The Board of Directors approves such loans.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven primarily by the staff time spent on individual entity's work program deliverables.
The Bank's investment in the ADF is included in Equity Participations and disclosed in Note I. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund's financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The AfDB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note Q.

Management Personnel Compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended 30 September 2025 and 30 September 2024 were made up as follows

(UA thousands)	2025	2024
Salaries	29,047	26,940
Termination and other benefits	9,268	7,671
Contribution to retirement and medical plan	6,304	5,842
Total	**44,619**	**40,453**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. As of 30 September 2025, outstanding balances on loans and advances to management staff and executive directors amounted to UA 12.69 million (31 December 2024: UA 13.95 million).

Note T – Supplementary disclosures
Note T-1: Exchange rates

The rates used for translating currencies into Units of Account at 30 September 2025 and 31 December 2024 were as follows;

		2025	2024
1 UA = 1 SDR =	Algerian Dinar	177.49900	175.81400
	Angolan Kwanza	1,250.29447	1,189.36656
	Australian Dollar	2.07660	2.08362
	Botswana Pula	18.18182	17.96330
	Brazilian Real	7.29081	8.03426
	Canadian Dollar	1.90877	1.87535
	Chinese Yuan Renminbi	9.76324	9.51910
	CFA Franc	765.94787	823.10800
	Danish Kroner	8.71665	9.35962
	Egyptian Pound	65.63437	66.29754
	Ethiopian Birr	200.93170	163.95530
	Euro	1.16768	1.25482
	Gambian Dalasi	97.91000	91.13000
	Ghanaian Cedi	17.02807	19.17071
	Guinean Franc	11,845.47120	11,217.77000
	Indian Rupee	121.73200	110.94400
	Japanese Yen	204.04200	204.29300
	Kenyan Shilling	177.18471	168.61449
	Korean Won	1,922.38000	1,891.39000
	Kuwaiti Dinar	0.41815	0.40161
	Libyan Dinar	7.41434	6.41097
	Mauritian Rupee	62.83100	61.52980
	Moroccan Dirham	12.46856	13.18658
	New Zambian Kwacha	32.72231	36.36006
	New Zealand Dollar	2.37090	2.30984
	Nigerian Naira	2,019.80340	2,002.20770
	Norwegian Krone	13.69290	14.81560
	Pound Sterling	1.02026	1.03952
	Sao Tomé Dobra	28.60390	30.59300
	Saudi Arabian Riyal	5.14115	4.89390
	South African Rand	23.69301	23.97700
	Swedish Krona	12.91050	14.41040
	Swiss Franc	1.09363	1.16929
	Tanzanian Shilling	3,545.09100	3,124.60390
	Tunisian Dinar	3.99214	4.15300
	Turkish Lira	56.96360	46.09660
	Ugandan Shilling	4,779.94000	4,786.50922
	United States Dollar	1.37097	1.30413
	Vietnamese Dong	34,531.88070	31,736.00355